                                               Filed Pursuant to Rule 424(b)(4)
                                               Registration No. 333-66085

PROSPECTUS

                                1,200,000 SHARES

                      EDUCATIONAL VIDEO CONFERENCING, INC.

                                  COMMON STOCK

                            ------------------------

     Educational Video Conferencing, Inc. is offering 1,200,000 shares of common stock. This is our first public offering and no public market currently exists for our shares. The common stock has been approved for listing on the Pacific Exchange and the Boston Stock Exchange under the symbol "EVI" and on the Nasdaq SmallCap Market under the symbol "EVCI."

                            ------------------------

                   THESE ARE SPECULATIVE SECURITIES AND THIS
                   INVESTMENT INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                            ------------------------

                                                                PRICE TO      UNDERWRITING DISCOUNTS    PROCEEDS TO
                                                               THE PUBLIC     AND COMMISSIONS               EVC
                                                               -----------    ----------------------    -----------
Per Share...................................................   $     12.00          $      .84          $     11.16
Total.......................................................   $14,400,000          $1,008,000          $13,392,000

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We and our executive officers have granted to the underwriters the right to purchase an aggregate of up to 180,000 additional shares of common stock to cover over-allotments. Up to 41,666 shares may be purchased from our executive officers. The underwriters are offering the shares on a firm commitment basis.

                               PRIME CHARTER LTD.

                               FEBRUARY 23, 1999.

                               PROSPECTUS SUMMARY

ABOUT OUR COMPANY

     We deliver educational courses and programs to employees of major corporations via interactive video conferencing systems. Interactive video conferencing systems allow the instructor to see, hear and interact with students as the students see, hear and interact with the instructor and other students at multiple locations. We currently deliver these courses to video conferencing locations of our corporate customers and, if requested, we can deliver courses to the individual student's desktop computer at work or at home. We provide corporate customers with access to education providers and the marketing and administrative services necessary to recruit, enroll and deliver courses and programs to a corporation's employees. We serve as a marketing and technology bridge between accredited colleges, universities and training organizations that want to increase enrollment and tuition revenue from student populations they otherwise could not serve and corporations that want to raise the education and skill levels of their employees. We believe that our interactive video conferencing systems enable students to experience more closely an actual classroom environment than any other distance learning system currently available.

     We currently offer courses to employees of Citibank, N.A., American International Group, Inc., Merrill Lynch, & Co., Inc., Travelers Indemnity Company, Zurich Insurance Company (U.S. Branch), Reliance National, General Reinsurance Corporation and, in a pilot program, to employees of CNA Financial Corp. In the third quarter of 1999, we expect to begin offering courses in Europe to employees of some of our corporate customers.

     We currently deliver courses given by Adelphi University, The College of Insurance and Mercy College. In the first quarter of 1999, we began delivering an executive development course from the University of Notre Dame and began offering graduate computer engineering courses given by Manhattan College.

     We have agreements with AT&T Corp. to co-market our courses and programs with AT&T's telecommunications services and with VSI Enterprises, Inc. to market its interactive video conferencing systems.

     Our business strategy is to become the leading world-wide provider of college, university and training courses and programs via interactive video conferencing systems.

     We were organized in March 1997. Our principal executive offices are located at 35 East Grassy Sprain Road, Suite 200, Yonkers, New York 10710, and our telephone number is (914) 395-3501. We maintain a World Wide Web site at www.evcinc.com. This reference to our World Wide Web site address does not constitute incorporation by reference of the information contained therein.

ABOUT THE MARKET FOR OUR SERVICES

     Recent developments in interactive teleconferencing technology, the emphasis on locational convenience and the availability of tuition reimbursement incentives offered by employers have contributed to an increase in demand for higher education and training at off-campus locations. According to the U.S. Department of Education, in 1994, about 40% of adults (76 million people) participated in adult education activities.

     Certain economic, demographic and social trends are contributing to the growing demand for career-oriented education:

     o Corporations are investing in intellectual development of employees in order to gain competitive advantages.

     o The ongoing transformation of the U.S. economy from an industrial economy to a knowledge-based economy requires employees to be better educated.

     o We believe there is increased recognition among adults that post-secondary education leads to significant improvements in their financial and employment prospects.

     o Education providers recognize that adult enrollment is a significant source of revenue and important to their economic growth.

                                  THE OFFERING

Shares Offered to Public...............................  1,200,000 shares
Over-allotment Option..................................  Up to 180,000 shares (the last 41,666 shares to be sold by our executive officers)
Total Shares Outstanding Prior to Offering.............  3,008,909
Total Shares Outstanding After Offering................  4,208,909 shares
Total Shares Outstanding After Offering and Exercise of
  all Options and Warrants.............................  5,017,495 shares (including over-allotment shares and representative's warrants)
Price Per Share to Public..............................  $12.00 per share
Total Proceeds Raised by Offering......................  $14,400,000
Underwriting Discounts and Commissions.................  $1,008,000 or 7% of the total proceeds
Non-accountable Expense Allowance......................  $432,000 or 3% of the total proceeds
Other Expenses of the Offering.........................  $900,000 (estimated)
Net Proceeds to EVC....................................  $12,060,000 (estimated)
Use of Proceeds........................................  Purchase of equipment, marketing, hiring and training additional personnel and working capital
PCX Symbol.............................................  EVI
BSE Symbol.............................................  EVI
Nasdaq SmallCap Symbol.................................  EVCI
Dividend Policy........................................  No dividend expected

     Unless otherwise indicated, all dollar amounts in this prospectus have been rounded to the nearest thousand, and the information in this prospectus:

     o gives effect to our reincorporation in Delaware in April 1998;

     o assumes no exercise of the underwriters' over-allotment option, the representative's warrants or outstanding options and warrants; and

     o reflects a 20,052-for-one split of the common stock in October 1997 and a one-for-two reverse split of the common stock effective as of the date of this prospectus.

FOR RESIDENTS OF CALIFORNIA AND NEW JERSEY ONLY: This offering is being limited to residents in the States of California and New Jersey meeting investor suitability standards of $65,000 of gross annual income plus a minimum of $250,000 of net worth; or in the alternative, a minimum net worth of at least $500,000 (net worth excludes principal residence, home furnishings and automobiles). Secondary trading will not be permitted for 90 days from the date of this prospectus except to persons meeting the foregoing suitability standards.

                         SUMMARY FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

The financial data set forth below under the captions "Statement of Operations Data" and "Balance Sheet Data" as of December 31, 1997 and for the period from March 4, 1997 (date of inception) through December 31, 1997 and as of and for the year ended December 31, 1998 are derived from the audited financial statements of EVC, included elsewhere in this prospectus, by Goldstein Golub Kessler LLP, independent public accountants. The data set forth below should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The balance sheet data below as of December 31, 1998 has been adjusted to reflect the sale of common stock offered hereby and the receipt of the estimated net proceeds therefrom.

                                                                               MARCH 4, 1997
                                                                                 (DATE OF
                                                                               INCEPTION) TO      YEAR ENDED
                                                                               DECEMBER 31,      DECEMBER 31,
                                                                                   1997              1998
                                                                               -------------    --------------------
STATEMENT OF OPERATIONS DATA:
Net revenue.................................................................    $        --          $      352
Interest income.............................................................             --                  56
                                                                                -----------          ----------
Total revenue...............................................................             --                 408
Operating expenses:
  Cost of sales.............................................................             --                 210
  Salaries and benefits.....................................................            334               1,435
  Marketing, brochure and student registration costs........................            158                 592
  Professional fees.........................................................             61                  97
  Interest and financing costs..............................................             59                 106
  Depreciation..............................................................             --                 235
  Other.....................................................................            110                 461
                                                                                -----------          ----------
Operating expenses..........................................................            722               3,136
                                                                                -----------          ----------
Net loss....................................................................    $      (722)         $   (2,728)
                                                                                -----------          ----------
                                                                                -----------          ----------
Basic loss per share of common stock........................................    $      (.38)         $    (1.03)
                                                                                -----------          ----------
                                                                                -----------          ----------
Weighted-average number of shares of common stock outstanding...............      1,922,951           2,641,636
                                                                                -----------          ----------
                                                                                -----------          ----------

                                                                                                DECEMBER 31, 1998
                                                                                             ------------------------
                                                                        DECEMBER 31, 1997    ACTUAL    AS ADJUSTED
                                                                        -----------------    ------    --------------
BALANCE SHEET DATA:
Current assets.......................................................        $   829         $1,222       $ 13,618
Current liabilities..................................................            745            921            356
                                                                             -------         ------       --------
Working capital......................................................             84            301         13,262
Total assets.........................................................          2,115          3,535         15,031
                                                                             -------         ------       --------
Long-term liabilities................................................            235             --             --
Total liabilities....................................................            980            921            356
                                                                             -------         ------       --------
Stockholders' equity.................................................        $ 1,135         $2,614       $ 14,675
                                                                             -------         ------       --------

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. If any of the following or other risks actually occur, our business, financial condition or results of operations could be materially and adversely affected.

BECAUSE WE HAVE HAD LIMITED REVENUES AND ANTICIPATE CONTINUING SIGNIFICANT LOSSES WE MAY NOT BE ABLE TO ACHIEVE PROFITABILITY

     From our inception in March 1997 through December 31, 1997, we had no revenue and incurred losses of $722,000. Our revenue for the year ended
December 31, 1998 was $352,000 and our accumulated losses at December 31, 1998 were $3,451,000. We believe we may be unable to generate enough revenue to offset our operating costs and, therefore, expect losses through 1999. However, we cannot assure you that we will ever generate sufficient revenue to achieve or sustain profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Operational Overview--Results of Operations" for a discussion of our developmental activities, sources of revenue and operating costs.

OUR CONTINUED NEGATIVE CASH FLOW COULD MATERIALLY IMPEDE OUR ABILITY TO OPERATE

     Since the billing for tuition by most of our education providers does not occur until a course is completed and there is a protracted collection cycle, we have experienced, and expect to continue to experience, negative cash flow from operations for the foreseeable future. Our negative cash flow from operations was $176,000 in 1997 and $2,305,000 in 1998. We expect our negative cash flow to increase substantially which may limit our ability to continue to implement our business strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Operational Overview--Results of Operations--Liquidity and Capital Resources" for more information about our negative cash flow and a discussion about our contractual commitments.

OUR CASH FLOW IS UNPREDICTABLE BECAUSE WE DO NOT CONTROL TUITION BILLING BY OUR EDUCATION PROVIDERS AND COLLECTION FROM OUR CORPORATE CUSTOMERS

     Our education providers control the entire billing and collection process and we do not receive our share of tuition until they receive payment. In most cases, we have been receiving our share more than 90 days after completion of courses and, in some cases, more than nine months after completion of courses. We believe this is caused mostly by the inability of education providers to expedite billing procedures and of corporate customers to expedite processing requests for payment from their employees. The requirement by most of our corporate customers that they receive evidence of satisfactory completion of courses by their employees, before requests for payment can be processed, also contributes significantly to these delays. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Operational Overview--Revenue and Accounts Receivable" for additional information regarding tuition billing and collection.

OUR SUCCESS MAY DEPEND ON OUR ABILITY TO OBTAIN SUBSTANTIAL ADDITIONAL FINANCING FOLLOWING THIS OFFERING

     From our inception in March 1997 through December 1998, we have received net proceeds from offerings of our debt and equity securities of $6,065,000. As of December 31, 1998, we had working capital of $301,000. Based on current plans and assumptions relating to our operations, we believe the proceeds of this offering will be sufficient to satisfy our cash requirements for at least the next 12 months. After that, we expect to require additional funding in order to grow. If, however, we are underestimating our cash needs, we will require additional debt or equity financing sooner. Our ability to obtain the necessary financing, and its cost to us, are uncertain. Accordingly, we may be forced to curtail our planned business expansion and may also be unable to fund our ongoing operations. See "Use of Proceeds and Plan of Operations" regarding the purposes for which we expect to use the proceeds of this offering.

OUR DEPENDENCE ON A LIMITED NUMBER OF CORPORATE CUSTOMERS FOR STUDENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS

     We currently depend on seven corporate customers for students. Our success depends upon our ability to establish and maintain relationships with employers that will provide us with sufficient numbers of students for our course offerings and future growth. If our strategy of leveraging relationships with major corporations to generate interest within an industry is not successful, we may continue to be reliant on a limited number of corporate customers. This would seriously hamper our growth and ability to become profitable. For the year ended December 31, 1998, 91% of our tuition revenue was attributable to courses attended by employees of AIG, Citibank and Travelers. Accordingly, the loss of any of these corporate customers could have a material adverse affect on our business and financial results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" and "Business--Business Strategy" for more information about our sources of revenue, costs and strategy.

THE SUBSTANTIAL TIME AND EFFORT REQUIRED TO OBTAIN AND IMPLEMENT CONTRACTS WITH OUR CORPORATE CUSTOMERS IS IMPEDING OUR GROWTH AND ABILITY TO BECOME PROFITABLE

     We have found that to obtain agreements with corporations it takes a long and uncertain period of time and substantial effort by our personnel, principally because of our limited operating history and the number of corporate personnel involved in the decision-making process. We rely primarily on our employees, direct mail marketing, consultants, telemarketing, trade shows and our vendors to initiate contact with potential customers. Once initiated, it generally takes between four and five months to conclude a contract and an average of another three months to begin offering courses. We have been in discussions with several potential corporate customers for more than 12 months. Our ability to conclude contracts with corporate customers is also affected by the reputation and academic standing of our education providers and their ability to offer the courses and programs our corporate customers want for their employees. For the foreseeable future, this concerted effort and extended period of time to obtain corporate customers is expected to continue to limit our growth and ability to become profitable, while depleting our cash resources. See "Business--Marketing and Sales" for more information about how we market our services.

CHANGES IN EDUCATION POLICIES OF OUR CORPORATE CUSTOMERS COULD QUICKLY AND MATERIALLY DECREASE OUR STUDENT ENROLLMENT AND, THEREFORE, OUR REVENUE

     Our contracts with our corporate customers do not give us protection against subsequent changes in their corporate tuition reimbursement policies or shifts in their attitudes toward higher education opportunities for employees. During economic downturns in a particular industry sector or the economy in general, if tuition reimbursement is materially curtailed by our corporate customers, student enrollment would materially decline. Our student recruiting efforts also could be adversely affected, among other factors, by:

     o limitations imposed by our corporate customers on the number and kinds of courses students can take;

     o the failure of our corporate customers to actively endorse and promote our programs; and

     o competition from courses given by our corporate customers or others.

     See "Business--Services, Corporate Customers and Education
Providers--Competition" for summaries of our contracts with our corporate customers and education providers and for information about our competition.

OUR DEPENDENCE ON A LIMITED NUMBER OF EDUCATION PROVIDERS FOR COURSES AND PROGRAMS COULD LIMIT OUR ABILITY TO INCREASE STUDENT ENROLLMENT TO PROFITABLE LEVELS

     We currently depend on four education providers for courses and programs. Our success depends upon our ability to establish and maintain relationships with colleges, universities and training organizations that can provide the courses and degree and other programs desired by corporations and their employees. We have entered into multi-year agreements with Adelphi University, The College of Insurance, Mercy College and Manhattan College. Our oral agreement with the University of Notre Dame could terminate at any time. We cannot be certain that our education providers will offer the courses or programs desired by our corporate customers and their employees. For the year ended December 31, 1998, our share of tuition from courses given by Adelphi, The College of Insurance and Mercy College accounted for 100% of our net revenue. Accordingly, the loss of any of these education providers could have a material adverse affect on our business and financial results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" for more discussion about the sources of our net revenue.

THE TIME AND EFFORT REQUIRED TO OBTAIN EDUCATION PROVIDERS IS LIMITING OUR ABILITY TO OBTAIN CORPORATE CUSTOMERS AND, THEREFORE, OUR ABILITY TO GROW AND BECOME PROFITABLE

     We have found that for us to conclude agreements with colleges and universities, it takes a long and uncertain period of time and substantial effort by our personnel, principally because of the number of each education provider's administrative personnel involved in the decision-making process and the need for us to learn the policies and procedures of each education provider. We primarily rely on our employees and consultants to initiate contact with potential education providers. It generally takes between three and four months to conclude a contract. It takes longer to reach agreement with education providers that have better reputations, primarily because they do not have as great a need for supplemental tuition and are more concerned about protecting their status and reputation. See "Business--Marketing and Sales" regarding our marketing and sales staff and activities and our co-marketing agreements.

THE LACK OF EXCLUSIVITY AND NON-COMPETE PROVISIONS COULD MATERIALLY IMPAIR THE VALUE OF OUR CORPORATE CUSTOMER AGREEMENTS

     None of our agreements with corporate customers gives us an exclusive right to deliver courses to their employees and we do not foresee being able to obtain such exclusivity. There are no restrictions in our agreements with corporate customers, and none are contemplated, to prohibit them from competing with us or from using products or services that compete with us. Accordingly, our corporate customers could materially impair our ability to enroll their employees in our courses and programs by actively encouraging employee enrollment in competing courses and programs. See "Business--Services, Corporate Customers and Education Providers" for a summary of our corporate customer agreements.

THERE MAY BE NO SIGNIFICANT DEMAND FOR OUR SERVICES BECAUSE EDUCATION VIA VIDEO CONFERENCING IS NOT YET WIDELY ACCEPTED

     Education via video conferencing is a relatively new alternative to traditional classroom instruction. Many colleges, universities and students may be unwilling to accept our delivery concept as an appropriate way to provide quality education. Our experience has been that some instructors are unwilling to teach by means of interactive video conferencing systems or to adopt our method of teaching. We have also encountered resistance to our education delivery method from some students. The extent to which education using video conferencing is accepted will materially affect our ability to achieve our objectives. See "Use of Proceeds and Plan of Operations" and "Business--Interactive Video Conferencing Systems" for information about the video conferencing equipment we use.

WE DEPEND ON OUR CHAIRMAN, PRESIDENT AND OTHER MANAGEMENT PERSONNEL TO OPERATE AND GROW

     We believe the efforts of our executive officers and other management personnel, including Dr. Arol I. Buntzman, our chairman and chief executive officer, and Dr. John J. McGrath, our president, are essential to our operations and growth. The loss of the services of Drs. Buntzman or McGrath would materially adversely affect us. We maintain insurance on the life of Dr. Buntzman in the amount of $2 million and have employment agreements, expiring December 31, 2001, with each of Dr. Buntzman, Dr. McGrath and several other key employees. See "Management--Executive Officers, Directors and Key Employees" for biographies of our management personnel and summaries of their employment agreements.

TO SUCCEED, WE NEED TO ATTRACT AND RETAIN SKILLED ADMINISTRATORS AND TECHNICIANS IN A HIGHLY COMPETITIVE LABOR MARKET

     Our business also requires the services of skilled administrators to manage student recruitment and enrollment, develop strategies to increase student retention, train instructors and deal generally with college and corporate administrators. We also require technicians to effectively operate our interactive video conferencing systems. The competition for skilled administrators and technicians in the distance learning industry is intense. If we cannot attract new employees or retain and motivate our existing employees, our business would be adversely affected. See "Use of Proceeds and Plan of Operations" regarding the additional personnel we intend to hire following this offering.

EDUCATION PROVIDERS AND OTHERS WITH GREATER RESOURCES AND NAME RECOGNITION COULD MAKE IT VERY DIFFICULT FOR US TO COMPETE

     Two and four year colleges offering traditional classroom instruction are our most significant competition. In addition, alternative methods of delivering courses are proliferating rapidly. Interactive video conferencing equipment has been used throughout the world for more than five years, the technology upon which it is based is established and its cost has been declining. If our interactive video conferencing education delivery method is successful, we expect a significant increase in direct competition from colleges and universities and from large corporations. In addition, recent amendments to the Higher Education Act encourage more competition by providing government incentives for distance learning companies.

SINCE THERE ARE NO SIGNIFICANT BARRIERS TO ENTRY INTO OUR MARKET, WE FACE INCREASING COMPETITION FROM OTHER DISTANCE LEARNING COMPANIES THAT OFFER A VARIETY OF OTHER PRODUCTS AND DELIVERY SERVICES

     Our current competition includes one-way and limited two-way satellite video conferencing, self-paced correspondence courses, video and audio cassettes, CD-roms and Internet-based instruction. New products and services will probably be developed. Most of our competitors and potential competitors are much larger and have greater development, marketing and financial resources, making it more difficult for us to establish name recognition in the marketplace and compete effectively. See "Business--Competition" regarding the basis on which we compete and for more information about our competitors.

OUR AGREEMENTS AND RELATIONSHIPS WITH OUR EDUCATION PROVIDERS MAY HELP THEM TO COMPETE WITH US

     Our agreements with education providers do not restrict the education provider from competing with us except, in most cases, as long as it does not offer courses via competing interactive video conferencing systems to our corporate customers and their employees during the term of the agreement and for one year after its termination. By teaching our education providers how to deliver courses and programs via interactive video conferencing, we may be helping them to compete with us, even during the terms of their agreements with us. See "Business--Services, Corporate Customers and Education Providers" for more information about our services and education provider agreements.

WE MAY NEED TO REPLACE OBSOLETE EQUIPMENT AT SUBSTANTIAL UNANTICIPATED COSTS

     Our success will depend on our ability to adapt timely and effectively to rapidly occurring technological advances in telecommunications and video conferencing equipment. To remain competitive, we may need to make substantial capital investments in new equipment that has made our existing equipment obsolete, including equipment bought with the proceeds of this offering. We anticipate that, if interactive video conferencing is widely accepted as an effective means of providing educational and training programs, the video conferencing equipment and telecommunications industries will evolve even more rapidly than it has to date. In addition, other technologies developed by competitors may significantly reduce demand for our services or render our services obsolete. See "Use of Proceeds and Plan of Operations" for information about the equipment we expect to purchase.

REGULATORY CHANGES MAY IMPOSE CONSTRAINTS, ADDITIONAL COSTS OR OTHER BURDENS ON EVC AND EDUCATION PROVIDERS

     State and local governments have primary responsibility for the regulation of education. Because distance learning often entails the transmission of educational programming beyond local and state boundaries, local, state and federal agencies are currently evaluating proposed regulations that could have a significant impact on our business. It is uncertain to what extent this impact will be favorable or adverse or when regulatory authorities will take action.

     Our agreements with our education providers require them to obtain the accreditation and licenses necessary to offer their courses, certificates and degree programs. If state or local agencies impose new or more burdensome licensing requirements on our education providers, we may be unable to attract or retain the education providers on which our business depends.

     In addition to state and local review of licensing requirements, federal agencies and independent accreditation organizations are conducting their own reviews. For example, the copyright office is considering whether or not to extend special copyright exemptions to, or impose special requirements on, the use of content in distance learning programs. If an exemption is not extended, the prospect of fines, penalties or royalty payments could discourage education providers from participating in distance learning. Additional regulation, if any, resulting from these reviews, may materially adversely affect us. See "Business--Government Regulation of Distance Learning" for information about the potential impact on our business of the Higher Education Act and the Digital Millennium Copyright Act.

OUR CHAIRMAN AND OUR EXISTING STOCKHOLDERS CAN ACT TOGETHER TO CONTROL OUR BUSINESS AND POLICIES WITHOUT THE APPROVAL OF OTHER STOCKHOLDERS

     After the offering, all of our current stockholders will, as a group, be able to vote approximately 72% of the common stock (68% if the underwriters fully exercise their over-allotment option). In addition, as a result of voting agreements our chairman has with our president and chief financial officer, after the offering, our chairman will have the power to direct the vote of approximately 36% of the common stock (34% if the underwriters fully exercise their over-allotment option). This will probably be sufficient for Dr. Buntzman to control the outcome of any stockholder vote. See footnote (2) to the table under "Principal Stockholders" for summaries of these voting agreements.

OUR ABILITY TO CHANGE THE USES OF THE OFFERING PROCEEDS MAY INCREASE THE RISK THAT THEY WILL NOT BE USED EFFECTIVELY

     Although we anticipate utilizing the proceeds of this offering as stated in "Use of Proceeds and Plan of Operations," management will have broad discretion as to the actual uses of such proceeds without having to seek the approval of the investors in this offering. Future events may cause us to reallocate our resources, including cash, for uses not presently contemplated by us.

SALES, OR THE EXPECTATION OF SALES, OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK AFTER THIS OFFERING COULD DECREASE OUR STOCK PRICE

     After this offering, 3,008,909 shares (2,967,243 shares if the underwriters fully exercise their over-allotment option) will become eligible for resale by our current stockholders. An additional 1,026,252 shares of common stock reserved for issuance pursuant to our stock incentive plan and outstanding warrants may also become eligible for resale. See "Shares Eligible for Future Sale" for information about resales under Rule 144 and future registration statements filed by EVC and stockholder lock-up agreements.

THE FAILURE TO BE YEAR 2000 COMPLIANT COULD MATERIALLY ADVERSELY AFFECT US

     We believe our software is year 2000 compliant because we use "off the shelf" software applications and operational programs that are certified by the manufacturers to be year 2000 compliant. However, we cannot be entirely sure we will not have a year 2000 problem.

     We believe it is far more likely that the year 2000 problem may impact other entities with which we transact business, including corporate customers and education providers, but we cannot predict the effects of the year 2000 problem on such entities or the economy in general, or the resulting effects on us. As a result, if preventative or corrective actions by those companies with which we do business are not made in a timely manner, year 2000 non-compliance could have a material adverse affect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance" for additional information concerning the year 2000 problem.

THE INITIAL PUBLIC OFFERING PRICE MAY BE TOO HIGH

     The initial public offering price was determined through negotiations between the underwriters and us. This price may be materially higher than investors are willing to pay for our shares soon after the offering. See "Underwriting" for a more complete discussion of the factors considered in determining the initial public offering price.

OUR SHARE PRICE MAY BE VERY VOLATILE IN THE FUTURE

     You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:

     o actual or anticipated fluctuations in our operating results;

     o changes in expectations as to our future financial performance or changes in financial estimates of securities analysts;

     o increased competition from major corporations or well-known colleges and universities;

     o announcements of technological innovations;

     o the operating and stock price performance of other comparable companies; and

     o general stock market or economic conditions.

     In addition, the stock market in general has experienced volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of the common stock regardless of our actual operating performance.

THERE WILL BE IMMEDIATE AND SUBSTANTIAL DILUTION TO OUR NEW INVESTORS

     The initial public offering price is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. If you purchase common stock in this offering, you will incur immediate dilution of $8.51 (71%) in the net tangible book value per share of common stock from the price you pay for the common stock. In addition, because our existing stockholders paid an average of $2.25 per share, new investors will have a much greater risk of loss per share. See "Dilution" for more details about the calculation of dilution and such average price.

PRIME CHARTER LTD., THE REPRESENTATIVE OF THE UNDERWRITERS, MAY EXERT UNDUE INFLUENCE OVER ANY DECISION BY US TO SEEK ADDITIONAL FINANCING

     Prime Charter has the following continuing rights:

     o to appoint a board member or observer to attend Board meetings following the offering;

     o to receive warrants to purchase up to 120,000 shares of common stock;

     o to exercise its demand and piggyback registration rights; and

     o to give its consent to release shares from lock-up agreements prior to the expiration of 12 months from the date of this offering.

These rights may give Prime Charter leverage over EVC and its management that could interfere with or otherwise influence the cost and timing of raising capital we may need in the future. See "Underwriting" for more information about Prime Charter's continuing rights and "Shares Eligible For Future Sale" for more information about the lock-up agreements.

PROVISIONS OF LAW AND AN AGREEMENT WITH OUR CHIEF EXECUTIVE OFFICER MAY PREVENT TAKE-OVERS OF EVC AND DEPRESS THE PRICE OF OUR SHARES

     Certain provisions of Delaware law and an agreement with our chief executive officer could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of EVC. Such provisions, which are summarized below under "Management--Employment Agreements" and "Description of Capital Stock," could limit the price that investors might be willing to pay in the future for the common stock because they believe our management can defeat a take-over of our company that could be beneficial to non-management stockholders.

OUR CLASSIFIED BOARD LIMITS STOCKHOLDER VOTING FOR ELECTION AND REMOVAL OF DIRECTORS

     Our board of directors is divided into three classes. The directors in each class will be elected for three year terms when their class stands for election at a stockholders meeting. This staggering of director terms protects directors from being removed from office by anyone engaged in a proxy contest for control of the board and dilutes the ability of stockholders to influence corporate governance policies. Furthermore, a director may only be removed, with or without cause, by the holders of 66 2/3% of the shares entitled to vote at an election of directors. See "Management--Classified Board" for a listing of the directors in each class and when their terms of office expire.

INDEMNIFICATION AND LIMITATION OF LIABILITY OF OUR OFFICERS AND DIRECTORS MAY INSULATE THEM FROM ACCOUNTABILITY TO STOCKHOLDERS AT SUBSTANTIAL COST TO EVC

     Our certificate of incorporation and by-laws include provisions whereby our officers and directors are to be indemnified against liabilities to the fullest extent permissible under Delaware law. Our certificate of incorporation also limits a director's liability for monetary damages for breach of fiduciary duty, including gross negligence. In addition, we have agreed to advance the legal expenses of our officers and directors who are required to defend against claims. These provisions and agreements may have the effect of reducing the likelihood of suits against directors and officers even though such suits, if successful, might benefit us and our stockholders. Furthermore, a stockholder's investment in EVC may be adversely affected if we pay the cost of settlement and damage awards against directors and officers. See "Management--Limitation on Liability and Indemnification of Officers and Directors" for a discussion of these provisions and agreements.

FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS MAY PROVE TO BE MATERIALLY INACCURATE

     This prospectus contains forward-looking statements that involve risks and uncertainties. The words "anticipate," "estimate," "expect," "will," "could," "may" and similar words are intended to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described above and elsewhere in this prospectus.

                     USE OF PROCEEDS AND PLAN OF OPERATIONS

     The estimated net proceeds of this offering will be approximately $12,060,000 (approximately $13,554,000 if the underwriters' over-allotment option is exercised in full) after deducting the underwriters' discounts and commissions and estimated other expenses. EVC intends to apply the net proceeds approximately as follows:

                                                                                  APPROXIMATE
                            ANTICIPATED APPLICATION                                 AMOUNT       PERCENT
-------------------------------------------------------------------------------   -----------    -------
Purchasing and installing video conferencing equipment.........................   $ 6,300,000        52%
Marketing......................................................................     2,800,000        23
Hiring and training additional personnel.......................................     1,200,000        10
Working capital................................................................     1,760,000        15
                                                                                  -----------     -----
                                                                                  $12,060,000       100%
                                                                                  -----------     -----
                                                                                  -----------     -----

     If the underwriters' over-allotment option is exercised in full, additional net proceeds to EVC of $1,494,000 will be added to working capital. EVC will not receive any of the proceeds from the sale of shares being sold by executive officers if the over-allotment option is exercised in full. Pending the use of the net proceeds, EVC intends to invest such funds in short-term, interest-bearing, investment-grade obligations.

     EVC estimates that $762,000 of the working capital portion of the net proceeds may be used during the next 12 months to pay the salaries of EVC's current officers. See "Management--Employment Agreements" for summaries of employment agreements with EVC officers.

     EVC anticipates, based on currently proposed plans and assumptions relating to EVC's operations, that the proceeds of this offering, together with projected cash flow from operations, will be sufficient to satisfy its contemplated cash requirements for at least the next 12 months.

     EVC reserves the right to change the actual use of proceeds if unanticipated events cause EVC to change its priorities.

PLAN OF OPERATIONS

     During the 12 months following completion of this offering, EVC intends to focus its efforts on the following:

     o Marketing to corporate customers and other organizations. EVC will expand its current marketing efforts to insurance, banking, financial, automotive, utility, oil and defense corporations, college and graduate school entrance exam preparation services, government agencies and religious organizations. EVC also has plans to target hospitals and other health care companies, unions and public school districts. Three full-time employees and six independent consultants/sales representatives work with EVC's president and chairman to obtain agreements with additional corporate customers. EVC currently plans to hire up to five additional sales personnel. EVC will continue to create brochures and catalogs that describe EVC's services and the course offerings of EVC's education providers, which is expected to require $1,200,000 of the proceeds of this offering. EVC expects to spend an additional $700,000 for direct mail and other advertising, $400,000 for independent sales consultants and $500,000 for market research and trade shows.

     o Contracting with education providers. One full-time employee and two independent consultants work with EVC's president to obtain contracts with those education providers that will meet the needs and demands of EVC's corporate customers and their employees. In addition to colleges and universities, EVC will seek to obtain contracts with corporate training institutions that offer programs such as management training, job skills and basic skills training, continuing education for professionals, remediation programs for grant-eligible members of low-income households, and test preparation courses for students planning to take college or graduate school entrance exams. EVC will hire additional personnel to augment its education provider sales team as the need arises.

     o Hiring and training additional personnel. EVC expects to hire up to 15 recruiting advisors to recruit students and assist them with the enrollment process, a marketing manager with relevant direct marketing experience, five equipment administrators, database management and data entry personnel and three general office personnel.

     o Purchasing and installing interactive video conferencing systems. Equipment purchases and installations will be made as needed to meet demand and are currently estimated to include: teacher stations, $300,000; student room stations, $1,500,000; student PC systems, $2,100,000; and multi-point conferencing units, $2,400,000. See "Business--Interactive Video Conferencing Systems" for a description of this equipment.

     o Pursuing reseller and co-marketing alliances. EVC will continue to seek alliances with video conferencing equipment vendors and telecommunications carriers that will market EVC's programs to their corporate customers and will allow EVC to lower its video teleconferencing equipment and telecommunications costs.

     o Pursuing pilot programs. EVC is conducting a pilot outreach program at two churches to deliver courses to economically disadvantaged students who are eligible for government tuition grants. If the pilot program is successful, EVC expects that three full-time employees will be devoted to expanding this outreach program.

                                DIVIDEND POLICY

     To date, EVC has neither declared nor paid any cash dividends on its common stock. EVC currently intends to retain its earnings to finance its operations and future growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The payment of cash dividends in the future will be at the discretion of the board of directors and will depend upon EVC's earnings levels, capital requirements, restrictive loan covenants, if any, and other factors which the board of directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth the capitalization of EVC as of December 31, 1998 and as adjusted to give effect to the sale of 1,200,000 shares of common stock offered hereby and the application of the net proceeds therefrom. This table should be read with the other financial information presented elsewhere in this prospectus.

                                                                                              AS OF DECEMBER 31, 1998
                                                                                       --------------------------------------
                                                                                            ACTUAL                AS ADJUSTED
                                                                                       -----------------------    -----------

Stockholders' equity:

  Preferred stock--$.0001 par value; authorized 1,000,000 shares, none issued

  Common stock--$.0001 par value; authorized 20,000,000 shares, issued and outstanding 3,008,909 shares before, and 4,208,909 shares after, this
     offering.......................................................................         $       301          $       421

  Additional paid-in capital........................................................           6,064,920           18,124,800

  Accumulated deficit...............................................................          (3,450,560)          (3,450,560)
                                                                                             -----------          -----------

  Stockholders' equity..............................................................         $ 2,614,661          $14,674,661
                                                                                             -----------          -----------

  Total capitalization..............................................................         $ 2,614,661          $14,674,661
                                                                                             -----------          -----------
                                                                                             -----------          -----------

     The common stock outstanding excludes 356,000 shares reserved for issuance under the 1998 incentive plan, 550,252 shares issuable upon exercise of additional options and warrants and 120,000 shares issuable upon exercise of the representative's warrants.

                                    DILUTION

     The net tangible book value (total assets less total liabilities and net intangible assets) of the common stock at December 31, 1998 was $1,714,661 or $.57 per share. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of the common stock in this offering and the net tangible book value per share of the common stock immediately after consummation of this offering. After giving effect to the sale of 1,200,000 shares of common stock in this offering and the application of the estimated net proceeds therefrom, the net tangible book value of EVC as of December 31, 1998 would have been $14,674,661, or $3.49 per share. This represents an immediate increase in net tangible book value to existing stockholders of $2.92 per share and an immediate dilution of $8.51 (71%) per share to purchasers of the common stock in this offering. Dilution to new investors would be $8.28 assuming the underwriters' over-allotment option is exercised in full. The following table illustrates this per share dilution:

Public offering price per share of common stock.............................            $12.00
Net tangible book value per share before giving effect to this
  offering..................................................................   $ .57
Increase in net tangible book value per share attributable to new
  investors.................................................................    2.92
                                                                               -----
Net tangible book value per share after giving effect to this
  offering..................................................................              3.49
                                                                                        ------
Dilution per share to new investors.........................................            $ 8.51
                                                                                        ------
                                                                                        ------

     The following table summarizes, as of December 31, 1998, after giving effect to this offering, the number of shares of common stock purchased from EVC, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing common stock in this offering before deducting underwriting discounts and estimated expenses of this offering payable by EVC:

                                           SHARES PURCHASED        TOTAL CONSIDERATION
                                         --------------------     ---------------------     AVERAGE PRICE
                                          NUMBER      PERCENT       AMOUNT       PERCENT    PER SHARE
                                         ---------    -------     -----------    ------     -------------
Existing stockholders.................   3,008,909      71.5%     $ 6,767,700     32.0%        $  2.25
New investors.........................   1,200,000      28.5       14,400,000     68.0           12.00
                                         ---------     -----      -----------     ----
     Total............................   4,208,909      100%      $21,167,700     100%
                                         ---------     -----      -----------     ----
                                         ---------     -----      -----------     ----

                         SELECTED FINANCIAL INFORMATION
                  DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

     The financial data set forth below under the captions "Statement of Operations Data" and "Balance Sheet Data" as of December 31, 1997 and for the period from March 4, 1997 (date of inception) through December 31, 1997 and as of and for the year ended December 31, 1998 are derived from the financial statements of EVC, included elsewhere in the prospectus, audited by Goldstein Golub Kessler LLP, independent public accountants. The data set forth below should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The balance sheet data below as of December 31, 1998 has been adjusted to reflect the sale of common stock offered hereby and the receipt of the estimated net proceeds therefrom.

                                                                              MARCH 4, 1997
                                                                                 (DATE OF               YEAR
                                                                              INCEPTION) TO            ENDED
                                                                              DECEMBER 31, 1997    DECEMBER 31, 1998
                                                                              -----------------    ------------------
STATEMENT OF OPERATIONS DATA:
  Net revenue..............................................................      $        --           $      352
  Interest income..........................................................               --                   56
                                                                                 -----------           ----------
Total revenue..............................................................               --                  408
                                                                                 -----------           ----------
  Operating expenses:
    Cost of sales..........................................................               --                  210
    Salaries and benefits..................................................              334                1,435
    Marketing, brochure and student registration costs.....................              158                  592
    Professional fees......................................................               61                   97
    Interest and financing costs...........................................               59                  106
    Depreciation...........................................................               --                  235
    Other..................................................................              110                  461
                                                                                 -----------           ----------
  Operating expenses.......................................................              722                3,136
                                                                                 -----------           ----------
                                                                                 -----------           ----------
  Net loss.................................................................      $      (722)          $   (2,728)
                                                                                 -----------           ----------
                                                                                 -----------           ----------
Basic loss per share of common stock.......................................      $      (.38)          $    (1.03)
                                                                                 -----------           ----------
                                                                                 -----------           ----------
Weighted-average number of shares of common stock outstanding(1)...........        1,922,951            2,641,636
                                                                                 -----------           ----------
                                                                                 -----------           ----------

                                                                                                 DECEMBER 31, 1998
                                                                                              ------------------------
                                                                         DECEMBER 31, 1997    ACTUAL    AS ADJUSTED(2)
                                                                         -----------------    ------    --------------
BALANCE SHEET DATA:
  Current assets......................................................      $       829       $1,222       $ 13,618
  Current liabilities.................................................              745          921            356
                                                                            -----------       ------       --------
  Working capital.....................................................               84          301         13,262
                                                                            -----------       ------       --------
  Total assets........................................................            2,115        3,535         15,031
                                                                            -----------       ------       --------
  Long-term liabilities...............................................              235           --             --
  Total liabilities...................................................              980          921            356
                                                                            -----------       ------       --------
  Stockholders' equity................................................      $     1,135       $2,614       $ 14,675
                                                                            -----------       ------       --------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements of EVC and the notes thereto appearing elsewhere in this prospectus.

OPERATIONAL OVERVIEW

     General. Since EVC's organization on March 4, 1997, EVC has been engaged primarily in developmental activities that include:

     o developing and implementing business strategies;

     o entering into multi-year contracts with corporate customers and education providers;

     o recruiting and hiring management and other personnel;

     o acquiring and installing video conferencing equipment;

     o entering into co-marketing alliances;

     o training instructors and education providers to teach effectively using interactive video conferencing systems;

     o recruiting and enrolling students;

     o delivering courses from education providers to multiple locations; and

     o raising capital to support its operations.

     Revenue and accounts receivable. EVC's revenue is derived from sharing tuition payments received by education providers based on a contractually agreed upon formula. The percentage of tuition payments that an education provider pays to EVC for its services is determined by negotiation between the education provider and EVC, and depends in large part upon the reputation and academic standing of, and the tuition charged by, the education provider. Revenue attributable to a course is recognized ratably over the duration of the course and, as this occurs, EVC establishes a related accounts receivable. EVC's education providers generally permit tuition payments to be deferred until after a course is completed and they control the billing and collection process. The ability of the education provider to collect tuition, and the timing of such collection, is subject to the billing practices of the education provider and the tuition reimbursement and payment policies and practices of the student's employer. To the extent tuition is not paid by the employer, the ability to collect tuition is subject to the risk of non-collection from the student, who is ultimately responsible for payment. If a student does not successfully complete a course, the employer will generally not pay the tuition.

     In most cases, EVC has been receiving its share of tuition payments more than 90 days after completion of courses and, in some cases, more than nine months after completion of courses. EVC believes that the tuition billing and collection process has been protracted as a result of the inability by education providers to expedite billing procedures and the inability by corporations to expedite processing requests for payment from their employees. Since EVC recently commenced business and its receivables collection experience is limited, EVC cannot accurately determine the typical collection cycle for its receivables or whether other events will substantially delay or otherwise negatively affect its receipt of payments.

     Steps are being taken by EVC and its education providers to improve tuition billing and collection, including more prompt billing after the completion of courses and implementing a policy of requiring students to pay a substantial portion of the tuition prior to the beginning of their courses. Commencing in the first quarter of 1999, courses offered by Adelphi and Notre Dame will require employees of certain corporate customers to advance tuition payments:
Adelphi, 50% and Notre Dame, 100%. However, EVC cannot predict whether this new policy will adversely impact its student enrollment and, therefore, its cash flow. Accordingly, the continuation and further implementation of this policy will depend on its acceptance by students and their employers.

     Nevertheless, EVC expects to continue to experience negative cash flow for the foreseeable future. EVC's negative cash flow may materially adversely impact its ability to implement EVC's business strategy and its operations and financial results.

     Operating expenses. Cost of sales consists primarily of costs relating to operating EVC's video conferencing equipment and to certain telecommunications costs. These costs will increase as EVC delivers more courses to more locations. In June 1998, EVC entered into an agreement with AT&T that substantially lowers EVC's long distance usage costs.

     Since EVC's inception, selling general and administrative expenses have consisted primarily of

     o salaries and benefits,

     o marketing expenses,

     o depreciation,

     o interest and financing costs related to debt private placements, and

     o professional fees.

     Generally, marketing costs are expensed as incurred. However, costs of courses and related materials are expensed over the duration of the course to which they relate.

     Seasonality. EVC expects that revenues for its third quarter will be substantially lower than other quarters because it anticipates substantially lower student enrollment during June, July and August.

RESULTS OF OPERATIONS

     Net revenue for the year ended December 31, 1998 was $351,000. Tuition payments received or receivable from Adelphi, the College of Insurance and Mercy College constituted 64%, 19% and 17%, respectively, of such net revenue. Such net revenue relates to tuition payments and accounts receivable that are attributable to employees of EVC's corporate customers as follows: AIG, 41%; Citibank, 37%; Merrill Lynch, 13% and Travelers, 9%. EVC did not deliver any courses or generate revenue in 1997. EVC has incurred losses from inception through December 31, 1998 of $3,451,000. These losses have resulted primarily from:

     o salaries and related benefits and expenses of $1,769,000;

     o cost of sales of $210,000;

     o marketing costs of $750,000;

     o professional fees of $158,000;

     o interest and financing fees of $164,000;

     o depreciation of $235,000; and

     o other expenses of $572,000.

Losses are expected to continue for at least the next 12 months.

LIQUIDITY AND CAPITAL RESOURCES

     EVC's private placements. To date, EVC's capital needs have been funded through a series of debt and equity private placements in which EVC received net proceeds of approximately $6,065,000.

     In June 1997, EVC received gross proceeds of $115,000 from the issuance of 18% promissory notes and warrants, expiring six years from the commencement of this offering, to purchase 11,500 shares of common stock at $2.00 per share. In April 1998, $100,000 principal amount of these notes was converted into 20,000 shares of common stock and warrants, expiring in 2002, to purchase 8,000 shares of common stock at $6.00 per share. The remaining $15,000 principal amount of these notes was paid in June and July 1998. The transaction costs were approximately $45,000.

     Between August and December 1997, EVC received gross proceeds of $235,000 from the issuance of $235,000 principal amount of 18% convertible promissory notes and warrants, expiring 2002, to purchase 23,500 shares of common stock at $4.00 per share. In June and July 1998, $185,000 principal amount of these notes were converted into 46,250 shares of common stock. The transaction costs were approximately $110,000 and EVC's issuance of 7,000 shares of common stock.

     In October 1997, EVC received gross proceeds of $1,000,000 from the issuance of 250,000 shares of common stock and warrants, expiring in 2002, to purchase 150,000 shares of common stock. Of these warrants, 100,000 are exercisable at $4.00 per share and 50,000 are exercisable at $20.00 per share. The transaction costs were approximately $155,000 and EVC's issuance of 50,000 shares of common stock.

     In October 1997, EVC issued 58,824 shares of common stock for $400,000 and a $95,000 note to a video conferencing equipment vendor and applied the $400,000 to the purchase of $1,000,000 of equipment from such vendor.

     Between January and April 1998, EVC received gross proceeds of $1,072,500 from the issuance of 195,000 shares of common stock and warrants, expiring in 2003, to purchase 78,000 shares of common stock at $6.00 per share. The transaction costs were approximately $99,000 and EVC's issuance of warrants, expiring in 2003, to purchase 51,796 shares of common stock at $6.00 per share.

     Between May and August of 1998, EVC received gross proceeds of $4,000,000 for the issuance of 533,334 shares of common stock. The transaction costs were approximately $400,000 and EVC's issuance of warrants, expiring in 2003, to purchase 25,000 shares of common stock at $12.00 per share.

     Co-Marketing agreements. EVC's co-marketing agreement with AT&T requires EVC and AT&T to mutually agree upon co-marketing activities from time to time, which will consist primarily of attendance at trade shows and conferences and preparing direct marketing mailings. EVC anticipates that it will not be required to commit material financial or other resources to fulfill its commitments under this agreement.

     Under its co-marketing agreement with VSI, a vendor of video conferencing systems, EVC is required to produce brochures advertising EVC's services and equipment and to arrange demonstrations of VSI's equipment. EVC is fulfilling these requirements in the course of EVC's normal marketing activities without incurring any material additional cost.

     Employment and consulting agreements. EVC has annual commitments under its employment agreements described under "Management--Employment Agreements" of $682,000 per year. EVC has agreements with consultants providing for payments of a percentage of gross revenues received by EVC from tuition payments made by or on behalf of students employed by corporate customers obtained with the assistance of the consultant. The percentage of gross revenues is generally between 2% and 3% and in some instances 5%. EVC is also required to make annual payments to consultants totalling $178,000. All of the consulting agreements are terminable on 30 days' notice by EVC. In certain instances, percentage fee payments are required to continue after termination of a consulting agreement by EVC, generally for a period not to exceed the initial term of EVC's contract with the corporate customer to which such fees relate.

     EVC's cash requirements. EVC anticipates, based on current plans and assumptions relating to its operations, that the proceeds from this offering will be sufficient to satisfy its cash requirements for at least the next
12 months. After that, EVC expects to require additional funding in order to grow. If, however, EVC is underestimating its cash requirements, EVC will require additional debt or equity financing sooner. There can be no assurance that any such required debt or equity financing will be available on acceptable terms.

YEAR 2000 COMPLIANCE

     The year 2000 problem is the result of a widespread programming technique that causes computer systems to identify a date based on the last two numbers of a year, with the assumption that the first two numbers of the year are "19." As a result, the year 2000 would be stored as "00," causing computers to incorrectly interpret the year as 1900. Left uncorrected, the year 2000 problem may cause information technology systems (e.g. computer databases) and non-information systems (e.g. elevators) to produce incorrect data or cease operating completely.

     EVC uses recent releases of "off the shelf" software applications and operational programs that are certified by the manufacturers to be year 2000 compliant. EVC has contingency plans to deal with unanticipated year 2000 problems including backing up its data base and financial and accounting records and alternative ways of handling scheduling problems resulting from failures of its multi-point conferencing unit.

     EVC has been advised by its educational providers that they are year 2000 compliant and that they have contingency plans in place to at least back up their accounting and financial records.

     Publicly available or other information obtained by EVC about its corporate customers and telecommunications providers indicates they are making significant efforts to be year 2000 compliant and are also developing contingency plans to deal with unanticipated problems.

     At this time, EVC fully expects to be year 2000 compliant and believes that its education providers and corporate customers and its significant vendors have taken, or are taking, the steps necessary to be in compliance by the year 2000. Nevertheless, significant uncertainties remain about the affect on EVC of third parties who are not year 2000 compliant.

                                    BUSINESS

DISTANCE LEARNING INDUSTRY OVERVIEW

     Adults represent a substantial segment of the higher education market. According to the U.S. Department of Education's National Center For Education Statistics, in 1994 about 40% of adults (76 million people) participated in adult education activities, including work related courses taken by about one-half of the adult participants. EVC believes that traditional on-campus programs do not adequately address the needs and preferences of many working adults. Burdened by the competing time demands of work and family, many adults want to attend courses that are convenient to their homes or places of work. The emphasis on locational convenience, together with the availability of tuition reimbursement incentives offered by employers, have contributed to an increase in demand for higher education and training at off-campus locations. EVC believes that its interactive video conferencing systems enable students to experience more closely the actual classroom environment than any other distance learning system currently available.

     A number of national economic, demographic and social trends are contributing to the growing demand for career oriented education.

     o Recognition of need for continuing education. EVC believes that employers recognize the need for continuous enhancement of employee education and skill levels and that employees recognize that higher education and training are essential to maintaining and advancing their employment position and, consequently, their standard of living. According to the October 1998 issue of Training, corporations with over 100 employees budgeted approximately $60.7 billion for training in 1997 compared to approximately $45 billion in 1992.

     o Fastest growing occupations. EVC believes that the continuing shift from unskilled to skilled jobs in the U.S. results from, among other things, the transformation of the U.S. economy from an industrial to a knowledge-based economy and increased competition for such jobs. The U.S. Bureau of Labor Statistics' 1998-99 Occupational Outlook Handbook indicates that of the 25 occupations with the largest and fastest employment growth, high pay and low unemployment, 18 will require at least a bachelor's degree and are projected to grow nearly twice as fast as the average for all occupations.

     o Economic value of post secondary education. EVC believes that post-secondary education leads to significant and measurable improvements in a person's financial prospects and that the public is increasingly aware of the growing differential in income for persons with some type of post secondary education and those without.

     o Colleges' need for additional sources of revenue. Colleges and universities are seeking additional sources of revenue and recognize that increasing adult student enrollment is an important element in their economic growth.

     Other education delivery programs. Most education providers deliver courses through on-campus classroom instruction. Colleges and universities prefer the classroom environment because of its live, interactive nature. Many colleges and universities also believe this traditional learning method is needed to maintain consistent, high quality instruction and academic standards. Additionally, most colleges and universities are unable or unwilling to expand existing campuses to accommodate more students or build satellite campuses to serve students at distant locations. EVC believes that colleges and universities that are interested in providing distance learning have not offered these programs because of program development and equipment costs and limited technological infrastructure.

     Colleges and universities generally target their course content toward traditional, full-time students and, therefore, do not adequately meet the career-oriented learning needs of working adults or the corporations that pay for their employees' education. Typically, the alternatives for working adults have been correspondence courses, videotaped presentations, the Internet, one-way broadcast instruction and, more recently, video conferencing that is not fully interactive and requires students to travel to sites that are not located at their workplace or home. Although these methods may address the problems of time and location, EVC believes that they do not provide the same benefits of traditional classroom learning that fully interactive video conferencing does.

     Tuition Reimbursement. Increasingly, corporations are recognizing the need for continuous upgrading and enhancement of their employees' education and skill levels. Many corporations pay for their employees' higher education through tuition reimbursement or direct payment plans. Typically, these plans reimburse employees or pay for courses at any accredited academic institution as long as the course has some relevance to the employee's job and the employee achieves a specified grade.

BUSINESS STRATEGY

     EVC's goal is to become the leading provider of college, university and training courses and programs that are offered at geographically dispersed sites throughout the world using interactive video conferencing systems. EVC intends to achieve its goal by:

     o Targeting major corporations and other organizations. EVC is primarily targeting corporations with more than 5,000 employees and that reimburse or pay at least 80% of tuition costs, have policies to encourage their employees to pursue higher education and job related training and agree to actively promote EVC's programs to their employees.

       EVC is currently targeting the financial services industry and the insurance industry because of the numerous major corporations in these sectors that fit EVC's criteria. An important part of EVC's strategy is to contract with a well known, highly regarded corporation in a specific market sector and leverage that relationship to generate interest from other corporations in the same industry. EVC is also targeting automotive, utility, oil and defense corporations, college and graduate school entrance exam preparation services, government agencies and religious organizations and has plans to target hospitals and other health care companies, unions and public school districts.

     o Making alliances with colleges and universities. EVC seeks alliances with colleges and universities with experience in providing higher education for working adults and that offer courses fitting the needs, interests and academic qualifications of a broad cross-section of the employees of EVC's corporate customers.

       EVC expects to expand its course offerings to include management training, job skills and basic skills training, continuing education for professionals, remediation programs for grant-eligible members of low-income households, and test preparation courses for students planning to take college or graduate school entrance exams.

     o Making alliances with equipment vendors and telecommunication services providers. EVC is pursuing alliances with several vendors of video conferencing technologies so that EVC can have access to the latest technologies that are capable of providing quality, cost-effective interactive video conferencing systems. EVC is investigating the prospects for delivering education content over fiber networks, the Internet, cellular satellite services and other wireless digital telecommunication technologies. EVC is also pursuing alliances with telecommunication providers in order to lower the cost of its telecommunications usage. In addition, EVC seeks alliances with vendors, telecommunication providers and others that will enable it to market EVC's services to their customers.

     o Staging the rollout of courses and programs. Increasing in stages the number of employees of EVC's corporate customers to whom courses are offered enables EVC to use its resources more effectively to market to, and contract with, a larger number of corporations. As EVC gains more corporate clients, it intends to increase both its course offerings and their availability to larger numbers of the employees of its existing corporate customers.

SERVICES, CORPORATE CUSTOMERS AND EDUCATION PROVIDERS

      Services. EVC differentiates itself from other distance learning companies by functioning as a telecommunications, technology and marketing bridge between corporate employers and education providers. EVC's comprehensive services encompass the technical, marketing and administrative services necessary to:

     o offer courses and degree programs from multiple education providers;

     o determine corporate employer and employee course and degree program preferences;

     o recruit and enroll students;

     o provide and install video conferencing equipment at education providers;

     o install or enhance the video conferencing systems of its corporate customers when required;

     o train teachers how to teach effectively using interactive video conferencing systems;

     o arrange for high speed data lines for signal transmission;

     o provide the multi-conferencing units required to permit live, interactive multimedia communications between multiple parties; and

     o coordinate the delivery of courses from the education providers to the students.

     Corporate customers and education providers. In May 1997, EVC entered into multi-year agreements with each of Citibank and AIG to deliver courses and programs to their employees. In February 1998, EVC began delivering courses and programs provided by Adelphi University and The College of Insurance to Citibank and AIG employees. EVC entered into multi-year agreements with Merrill Lynch, Travelers and Zurich Insurance in June, July and August 1998, respectively. In October and November 1998, EVC entered into multi-year agreements with Reliance National and General Reinsurance.

     EVC is currently offering courses from Adelphi University, The College of Insurance and Mercy College to employees of Citibank, AIG, Travelers, Zurich Insurance, Merrill Lynch, Reliance National, General Reinsurance and, on a pilot basis, to employees of CNA. In the first quarter of 1999, EVC began delivering an executive development course from the University of Notre Dame and offering graduate computer engineering courses given by Manhattan College.

     Corporate customer agreements. Generally, EVC's agreements with its corporate customers have terms of three to five years and are subject to automatic extensions and typically include the following terms.

     o EVC delivers courses over its corporate customers' existing installed base of video conferencing room systems. To the extent required, if surveys of the customer's employees indicate there is a sufficient demand for courses, EVC will install or enhance equipment at the customer's site.

     o The customer reimburses its eligible employees or pays directly for the tuition cost of completed courses for which a specified grade is received. EVC generally will not accept a corporation as a customer unless its policy is to reimburse or pay at least 80% of the tuition cost, although changes in the policy are within the customer's sole discretion. The student is responsible for any portion of the tuition that is not reimbursed.

     o EVC and the customer jointly market the available courses and programs to the customer's employees using material prepared and paid for by EVC.

     Education provider agreements. EVC's agreements with its education providers enable it to offer accredited undergraduate and graduate courses and degree programs, corporate training and executive development programs, software applications programs and professional licensing programs. Areas of study include insurance and risk management, banking, finance, management, marketing, economics, accounting, computer science, leadership, entrepreneurship, education and general studies. In addition, EVC offers national exam preparation courses for the insurance industry.

     EVC's education provider agreements generally have terms of three to five years and are subject to automatic extensions and typically include the following terms.

     o EVC provides all video conferencing hardware, software and telecommunications equipment for each teaching station at the education provider.

     o EVC markets the courses offered by the education provider using EVC's marketing materials that incorporate information from the brochures, catalogues, class schedules and other materials provided by the education provider.

     o EVC assists in the enrollment process by providing students with enrollment forms and assistance in determining available courses and programs.

     o EVC trains the course instructors and professors how to teach adult students using interactive video conferencing. EVC encourages the instructors and professors to use charts, graphs, pictures, videotapes and presentation software using scanners, document cameras and other equipment provided by EVC. In order to maximize teacher participation and student enrollment, EVC believes that the learning experience through interactive video conferencing should replicate as closely as possible a student-centered active learning environment by allowing a high level of interactivity among the instructor and the students. Accordingly, EVC trains instructors and professors in how to maximize the effectiveness of their teaching styles and their presentation of materials using interactive video conferencing systems. EVC also limits the number of student sites and students per site to maintain academic integrity.

     o EVC facilitates the recruiting and enrollment process by means of surveys designed to determine which courses employees need and want and those that employers are willing to pay for. In addition, EVC's educational counsellors advise students in the admission and enrollment process. To date, substantially all of the students using EVC's services have taken accredited courses on a non-matriculating basis. Full admissions procedures of the education provider must be followed if a student wants to take more than 12 credits and matriculate (become a candidate for a degree).

     o The education provider is responsible for providing all administration and academic personnel and facilities required for teaching the courses offered. However, a portion of the cost of an admissions coordinator hired by the education provider is paid by EVC.

     o The education provider obtains the necessary licenses and accreditation for course and program offerings.

     o Generally, the education provider is required to schedule courses between 8:00 A.M. and 11:00 P.M. Monday through Friday and 9:00 A.M. to
       3:00 P.M. on Saturdays. The courses to be delivered by EVC and their time slots are determined each semester by EVC and the education provider.

     o For its services, EVC receives a fee based on tuition payments actually received by the education provider.

     o Most of EVC's education providers have agreed not to offer courses via competing interactive video conferencing systems to EVC's corporate customers and their employees during the term of the education provider's agreement with EVC and for one year after its termination.

MARKETING AND SALES

     EVC's president directs overall marketing and sales activities and he and EVC's chairman develop EVC's marketing strategies. In addition, EVC's sales force currently consists of three full-time employees and six independent sales representatives.

     Long-term relationships with major corporations and with education providers are pursued by EVC's senior management by means of referrals and introductions by independent consultants, vendors, board of trustee members and others, direct mail, telemarketing and trade shows or other demonstrations of EVC's video conferencing delivery method.

     In September 1998, EVC entered into an agreement with AT&T to co-market AT&T's telecommunications services and EVC's courses and programs to AT&T's corporate and residential customers. EVC has an agreement with VSI, an interactive video conferencing systems vendor, to co-market VSI systems and EVC's courses and programs.

     EVC assumes primary responsibility for marketing its education providers' courses and programs to EVC's corporate customers and their employees. EVC produces promotional brochures and videotapes that include or are accompanied by endorsements by management of the corporate customer. Other marketing tools include using demand analysis surveys to collect demographic and preference data from a corporate customer's employees to determine the courses and programs to be offered and using professional admissions counselors from EVC or its education providers to assist students.

INTERACTIVE VIDEO CONFERENCING SYSTEMS

     EVC can deliver educational content from education providers to video conferencing locations at the corporate customer or to the individual student's desktop computer at work or at home. To date, substantially all courses have been delivered by EVC to classrooms at the corporate customers' sites. EVC targets major corporations which have one or more existing video conferencing room systems that EVC can use and, if required, enhance. EVC does not develop the hardware or software for the interactive video conferencing systems it uses because equipment required for teacher and student stations is readily available from vendors that include VSI, Polycom, Picturetel and Intel. If EVC's education providers or corporate customers do not have interactive video conferencing equipment, EVC will lend them the necessary equipment without charge during the term of their agreements with EVC. EVC has not encountered any limitation on the types of subjects that can be taught by interactive video conferencing. From time-to-time, EVC has encountered instructors who are unwilling to use interactive video conferencing for teaching their courses, but this has not materially affected EVC's ability to offer courses.

     The teacher station consists of two 35-inch video monitors and a video camera. One monitor shows the distant sites and the other is a preview monitor for the instructor. Video conferencing can be voice activated or manually controlled by the instructor. The instructor can display visual presentations to the class using a separate document video camera. A VCR unit can be installed and used for pre-taped instructional material. A caller add-on feature can be used to invite a subject matter expert to interact verbally with the class without having to be physically present. The instructor can also use other multimedia presentation devices.

     Room video conferencing. Generally, a student room station is a single monitor and camera system. Video conferencing by students is also voice activated, unless manually controlled by the instructor. Normally, there are between two and eight student room stations per teacher station. EVC's current policy is to limit class sizes to between 10 and 40 students to maintain academic integrity, depending on the type of course given and student demand for a particular course.

     Computer video conferencing. If, in the future, corporations and students desire delivery of courses via the student's desktop computer as EVC anticipates, EVC can deliver courses on personal computers that have been video-enabled. Students will see and hear the instructor or another student live in a small window on the computer screen and have access to the course materials directly on their computer. EVC plans to limit delivery of courses using video-enabled desktop computers to approximately 24 students per class.

     The teacher and student stations are connected to each other over high speed point-to-point or multi-point digital data lines (T-1 or ISDN lines) using EVC's multi-point conferencing units, which enable live, interactive multimedia communications between three or more endpoints. These units perform the important functions of conference management, video switching, audio mixing and data routing and are the key components in providing multimedia communication between multiple parties.

GOVERNMENT REGULATION OF DISTANCE LEARNING

     Federal considerations. Congress has recently amended and reauthorized the Higher Education Act to include new provisions for federal funding of distance learning pilot projects under the Distance Learning Demonstration Programs and grants under the Learning Anytime Anywhere Program for partnerships between education providers or between education providers and businesses, not-for-profit organizations and others. These provisions may provide an additional source of funding for EVC's and its competitor's businesses. Distance learning is also under review by the U.S. Copyright Office, which has been instructed by Congress to consider a distance learning exemption from the exclusive rights of copyright holders and to recommend, by April 1999, ways to promote distance learning in connection with the recently-passed Digital Millennium Copyright Act. Although these legislative developments reflect a generally favorable treatment of distance learning by federal lawmakers, there can be no guarantee that the Department of Education, the Congress or other federal entities will not impose stricter or additional requirements affecting EVC's business. In addition to federal review, the regulation and accreditation of distance learning programs are undergoing significant review by state regulators and independent accreditation organizations. EVC cannot predict the scope, outcome or impact on EVC of this review.

     State licensing. Many states require that any entity providing educational programs obtain a license to operate. At present, these requirements generally apply to EVC's education providers, but not to EVC, because EVC only provides the delivery system for a licensed educator's program or course content. This situation may change. Some jurisdictions may require EVC to obtain one or more educational licenses, depending on the number of students enrolled in its programs in that jurisdiction, in addition to, or instead of, the licensing requirements for the college and university content providers. State regulators may be reluctant to grant licenses to EVC because it is not a traditional education provider.

     Some states accept accreditation from other states as evidence of meeting minimum state licensing requirements. Other states do not accept out-of-state accreditation or licensing. Moreover, licensing requirements and standards are not uniform and can vary significantly from state to state. Some states impose standards for distance learning. The state in which a college or university is primarily located may require it to obtain approval to offer distance learning programs through interactive video conferencing systems, even if delivered to another state. Moreover, the state receiving the distance learning program may require that the college or university obtain a license to deliver those programs in that state. Some of these standards may limit the number of courses that may be offered through distance learning, require specified levels of student support services, set minimum graduation requirements and otherwise restrict distance learning programs. Since most of the education providers with which EVC currently has or will have alliances typically have campuses in only one state, they may not have considered whether delivering their courses in other states will subject them to the educational licensing requirements of those states.

     State requirements for distance learning are evolving rapidly and EVC cannot predict the nature of new requirements, the effect of new requirements on the way EVC delivers courses, or the degree to which new requirements may adversely affect EVC's business. EVC believes that state and local universities and colleges may attempt, and be successful, in persuading state legislatures to enact laws making it more difficult for EVC to operate. EVC or its education providers may be unable to obtain licenses to deliver courses as planned or required licensing may be unduly delayed or revoked.

     Accreditation. EVC contracts with education providers accredited by recognized accreditation organizations. In some instances, specific programs offered by those education providers may be accredited by specialized accreditation organizations. Some accreditation organizations have developed guidelines for distance learning programs, which address such aspects of distance learning as curriculum and instruction, evaluation and assessment, library and learning resources, student services and facilities and finances. An accreditation organization may view the implementation of regular distance learning course offerings as a substantive change to an education provider's operations, requiring prior written approval by the accreditation organization. There can be no assurance that accreditation requirements will not become more detailed or onerous in the future. If education providers are required to seek approval for, and undergo monitoring of, distance learning by accreditation organizations, EVC may be unable to offer courses when or as planned.

     Federal student financial aid. The Higher Education Act authorizes various federal student financial aid programs. Students enrolled in correspondence courses, including some distance learning programs, are ineligible for federal student financial aid. The Higher Education Act imposes numerous restrictions on institutions participating in federal student financial aid programs, including limitations on the number of courses that an institution of higher education may offer through telecommunications and on the number of students that may be enrolled in these courses. If EVC's education providers exceed those limitations, they could lose their eligibility to participate in federal student financial aid programs. However, the Higher Education Act also provides for a limited number of waivers of specific restrictions for financial aid purposes in connection with Distance Learning Demonstration Programs.

     Failure of an otherwise eligible institution to comply with state licensing requirements could render an education provider ineligible to participate in federal financial aid programs. If an education provider fails to obtain necessary state approval for distance learning, it could be liable to the Department of Education for financial aid to students in the program or other penalties. Furthermore, the Higher Education Act restricts the ability of institutions to contract with third parties for educational programming. EVC believes that these restrictions will not apply to its arrangements with education providers, but there can be no assurance that federal or state regulatory changes will not adversely alter the present situation.

     Student affairs. Individuals enrolled in college and university programs offered by EVC will be students of the education provider offering the program. As such, the students will generally have the same rights and responsibilities as other students enrolled at that education provider. Among other legal obligations to students, the education providers with which EVC contracts are subject to federal and state laws protecting the privacy of student records and are likely to require EVC also to abide by those laws. These laws will limit EVC's ability to obtain and/or use student information or images for marketing other purposes. If EVC were found to have misused student records, it could be barred under federal law from access to such records for five years. In addition, an education provider may be required, and may require EVC, to make reasonable accommodations for otherwise qualified disabled students to take courses delivered by EVC.

COMPETITION

     EVC believes the distance learning market is fragmented and highly competitive. EVC faces substantial competition from distance learning companies and other providers of higher education. Traditional live classroom instruction by two and four year colleges is EVC's most significant competition. Some colleges and universities are using interactive video conferencing systems to deliver their courses. Many education providers have extension centers that attempt to address the issue of locational and scheduling convenience. As education providers recognize the value of using video conferencing to increase enrollment, EVC anticipates more direct competition from them and other competitors. Columbia University, New York Institute of Technology and Cornell University, among others, are offering a limited number of courses via video conferencing.

     In addition, alternative methods of delivering course materials are proliferating rapidly. EVC is, therefore, facing increasing competition from other distance learning companies that offer, among other products and services, one way satellite video conferencing, self-paced correspondence courses, video and audio cassettes, CD-roms and Internet-based instruction. Westcott Communications Inc. services students through one-way satellite video conferencing. Apollo Group Inc.'s University of Phoenix offers text-based computer distance learning using e-mail or server-based bulletin boards. EVC also competes with Caliber Learning Network, Inc. which is creating geographically dispersed campuses to receive courses using satellite transmission and that permit limited two-way interactivity using video conferencing, wide-area network computing and Internet technologies. Numerous distance learning companies offer courses that are the same as, or substantially similar to, the courses that EVC offers.

     There are no significant barriers to entry into the distance learning market. EVC believes competition is primarily based on locational and scheduling convenience, cost, relevance and quality of course content, quality and reliability of content delivery and customer support.

     EVC believes its principal competitive strengths are:

     o its business strategy;

     o its employees with experience in higher education and distance learning;

     o the breadth of EVC's services;

     o the similarity of the learning experience using interactive video conferencing systems to the traditional classroom experience, as a result of the level of interactivity;

     o the quality and reliability of EVC's delivery of educational content over interactive video conferencing systems; and

     o the relevance and range of the courses EVC can deliver.

EMPLOYEES

     As of December 31, 1998, EVC had 18 full-time employees. EVC also engages part time personnel during recruiting periods and, as of December 31, 1998, had three temporary recruiters. None of EVC's employees is covered by a collective bargaining agreement. EVC believes that its relationship with its employees is satisfactory.

PROPERTIES

     EVC currently utilizes approximately 3,500 square feet of space in Yonkers, New York for its corporate and administrative offices, of which 1,900 square feet are occupied under a lease expiring August 31, 2002 and the remaining space is occupied under an oral lease. A written lease for the entire space is being negotiated and is expected to have a term expiring on August 31, 2002 and require rent of $7,076 per month, EVC's current rent, subject to annual escalations. Additional space is readily available. EVC's multi-point conferencing units are located and serviced in Bohemia New York under an agreement expiring in December 2000 and currently requiring payments of $11,110 per month subject to increase as equipment and digital data lines are added. Video conferencing equipment is delivered to the installation sites by the manufacturers. EVC believes its current facilities will satisfy its requirements for at least the next 12 months.

ADDITIONAL INFORMATION

     EVC has filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Descriptions contained in this prospectus relating to any contract or other document are not necessarily complete, and each such description is qualified in all respects by reference to the full text of such contract or document.

     The registration statement, and the exhibits and schedules thereto, may be inspected and copied at the principal office of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained at prescribed rates from the SEC's Public Reference Section at 450 Fifth Street, N.W. Washington D.C. 20545 or by calling the SEC at 1-800 SEC-0330. The SEC also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     Following this offering, EVC will be subject to the reporting and other requirements of the Securities Exchange Act of 1934 and intends to furnish to its stockholders annual reports containing audited financial statements and may furnish such interim reports to its stockholders as it deems appropriate.

     When we qualify statements in this prospectus with the word "believe," unless otherwise indicated, we are basing our belief on the knowledge and experience of our personnel and advisors. Statistical information included in this prospectus has been obtained by us from publications we deem reliable and with which we have no relationship.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth certain information regarding the executive officers, directors and key employees of EVC


NAME                                               AGE                     POSITION(S)
------------------------------------------------   ---   ------------------------------------------------
Dr. Arol I. Buntzman(1).........................   55    Chairman of the board and chief executive
                                                           officer
Dr. John J. McGrath(1)..........................   45    President and director
Richard Goldenberg(1)...........................   53    Chief financial officer, secretary and director
Dr. Norman E. Puffett...........................   56    Vice president of enrollment management
Wallace J. Caven................................   48    Vice president/director of distance learning
James H. Mollitor...............................   53    Vice president of operations
Royce N. Flippin, Jr.(2)........................   64    Director designee
Arthur H. Goldberg(2)...........................   56    Director designee


------------------

(1) Executive officer.


(2) The board of directors has elected Messrs. Flippin and Goldberg to, and they have agreed to become members of, the board of directors effective upon the commencement of this offering.

     Dr. Arol I. Buntzman has served as chairman and chief executive officer of EVC since its inception in March 1997. From October 1996 until he founded EVC with Dr. McGrath, Dr. Buntzman worked with Dr. McGrath on the development of EVC's business plan. From August 1995 until October 1996, Dr. Buntzman was the chairman of the board, the chief executive officer and a principal stockholder of Educational Televideo Communications, Inc., a provider of distance learning delivery services. From July 1995 through June 1996, Dr. Buntzman served as director of interactive video conferencing distance learning of Fordham University. From September 1992 through July 1995, Dr. Buntzman was an adjunct professor and the director of the weekend program, a college program for working adults, at Mercy College, Dobbs Ferry, New York.

     Dr. Buntzman received a doctorate in education through the executive leadership program of Fordham University Graduate School of Education in May 1995, a professional diploma in educational administration from Fordham University Graduate School of Education in May 1993 and a Masters of Business Administration from Arizona State University in finance and management in September 1970. Dr. Buntzman's doctoral dissertation focused on the use of live interactive video conferencing as an educational delivery method and its use for graduate education programs.

     Dr. John J. McGrath has served as president of EVC since its inception in March 1997. From October 1996 until he founded EVC with Dr. Buntzman,
Dr. McGrath worked with Dr. Buntzman on the development of EVC's business plan. From August 1995 to October 1996, Dr. McGrath was president, a director and a principal stockholder of Educational Televideo. From January 1995 to February 1997, Dr. McGrath served as a special assistant to the president of Mercy College, Dobbs Ferry, New York. From September 1992 through December 1994, he also served as assistant vice-president for extension centers of Mercy College and as the dean of its White Plains campus from 1990 through 1993.
Dr. McGrath's experience includes establishing and managing college extension centers and identifying and developing new student markets, academic programs and strategies for non-traditional students. Dr. McGrath holds a Ph.D. in sociology from Fordham University with a specialization in law and criminal justice.

     Richard Goldenberg has served as EVC's chief financial officer since its inception. From October 1996 until October 1997, Mr. Goldenberg served as chief financial officer, treasurer and secretary of RDX Acquisition Corp., a company that provides proprietary electronic messaging and automation software. From 1986 through

September 1996, he served as vice president, treasurer and secretary of Celadon Group, Inc., a transportation company. Mr. Goldenberg holds a B.B.A. in accounting from Baruch College, C.U.N.Y.

     Dr. Norman E. Puffett has served as vice president for enrollment management of EVC since January 1998. From September 1995 through December 1997, Dr. Puffett was dean of admissions for graduate and adult baccalaureate programs at Lesley College in Cambridge, Massachusetts. From January 1986 through September 1995, he served as dean of graduate studies and enrollment management at Western Connecticut State University. He has also served as a faculty member and administrator at New York University, The University of Connecticut, Mercy College and Long Island University. At Mercy College, Dr. Puffett created the first branch campus in New York State intended exclusively for adults.
Dr. Puffett is a founder of the National Association of Graduate Admissions Professionals and lectures on strategies for the future of America's colleges and universities. He holds a Ed.D. in Higher and Adult Education from Columbia University Teachers College.

     Wallace J. Caven has served as EVC's vice president/director of distance learning since May 1997. From 1970 until May 1997, Mr. Caven was employed by NYNEX and, from 1992 to April 1997, he served as staff director/producer of distance learning of NYNEX.

     James H. Mollitor has served as EVC's vice president of operations since July 1998. From May 1997 to May 1998, Mr. Mollitor served as director of the Manhattan Data Center of Lockheed Martin Corporation, a defense contractor. From June 1976 to March 1997, Mr. Mollitor served as chief information officer of Loral Electronics Systems, Inc., a military electronics manufacturer.

     Royce N. Flippin, Jr. has served, since 1992, as president of Flippin Associates, a consulting firm focusing on the development of resources, programs and new markets and human resource management for career planning, communication and leadership skills. After serving as a tenured professor and director of athletics at MIT from 1980 to 1992, he has been a director of program advancement at MIT from 1992 to the present, in which capacity he has been providing consulting services to the MIT Office of Individual Giving--Resource Development regarding projects that include technology transfers, individual gift bequests and the planned MIT athletic center. Mr. Flippin is a trustee or board member of several profit and non-profit organizations, including Ariel Capital Management Mutual Funds (trustee since 1986), Radkowsky Thorium Power Corporation, a privately-held company that is developing non-proliferative nuclear fuels (director since 1994 and chairman from 1995 to 1997), Kinematic, Inc., a privately-held company that is developing a virtual environment training system for the improvement of human motor skills under an exclusive license from MIT (director since 1994), Newark Boys Chorus School (trustee since 1993) and Asphalt Green Aqua Center, New York, NY (director since 1993). Mr. Flippin holds an A.B. degree from Princeton University and a M.B.A degree from Harvard University Graduate School of Business Administration.

     Arthur H. Goldberg has served as president of Manhattan Associates, L.L.C., an investment and merchant banking firm, since 1994. From 1990 through 1993, he served as chairman of Reich & Co., a New York Stock Exchange member firm that specialized in investment banking and corporate finance for small-cap companies. Mr. Goldberg holds a B.S. degree from New York University Stern School of Business and a J.D. degree from New York University School of Law.

     Executive officers of EVC are appointed by the board of directors and serve at the discretion of the Board. There are no family relationships among any of the directors or executive officers of EVC.

     As set forth above, each of Drs. Buntzman and McGrath was an executive officer, director and principal stockholder of Educational Televideo. From February 1995 through July 1996, Educational Televideo had delivered courses to one customer, using video conferencing equipment and dedicated phone lines. Drs. Buntzman and McGrath terminated their affiliation with Educational Televideo in October 1996 when it became apparent to them that anticipated financing needed to resume Educational Televideo's business would not be provided. Educational Televideo ceased business operations in September 1996. Drs. Buntzman and McGrath believe that, when they resigned, Educational Televideo's remaining liabilities consisted solely of approximately $300,000 of accounts payable to vendors, primarily for equipment and supplies. To the knowledge of Drs. Buntzman and McGrath, bankruptcy proceedings have not been commenced or threatened by or against Educational Televideo.

CLASSIFIED BOARD

     In December 1998, EVC adopted a classified board of directors effective as of the date of this prospectus. The directors will be divided into three classes. The term of office of each class of directors will expire as follows:

     o Class 1, at the first annual meeting of stockholders following the date of this prospectus.

     o Class 2, at the second annual meeting of stockholders following the date of this prospectus.

     o Class 3, at the third annual meeting of stockholders following the date of this prospectus.

     Thereafter, the term of office of each director will expire at the third annual meeting of stockholders following his or her election. The initial directors in each class will be as follows: Class 1: Arol I. Buntzman; Class 2, John J. McGrath and Royce N. Flippin, Jr.; and Class 3, Richard Goldenberg and Arthur H. Goldberg.

     The underwriting agreement provides that Prime Charter has the right to designate a representative to observe meetings of EVC's board of directors or require EVC to use its best efforts to elect Prime Charter's nominee to EVC's board of directors. Prime Charter has not designated an observer or a director nominee.

     EVC believes Arthur H. Goldberg will be deemed an independent director even though he may earn a commission and has received options under a consulting agreement with EVC that is discussed under "Certain Transactions."

BOARD COMMITTEES

     Upon the commencement of this offering, the board of directors will have an audit committee, comprised of two independent directors, and a compensation committee.

     The audit committee will be comprised of Royce N. Flippin, Jr. and Arthur
H. Goldberg. The audit committee will review and, as it deems appropriate, recommend to the board of directors the internal accounting and financial controls for EVC and accounting principles and auditing practices and procedures to be employed in preparation and review of EVC's financial statements. The audit committee will also make recommendations to the board concerning engagement of independent public auditors and the scope of the audits to be undertaken.

     The compensation committee will be comprised of Dr. Buntzman and Arthur H. Goldberg. The compensation committee will review and, as it deems appropriate, recommend to the board of directors policies, practices and procedures relating to the compensation of officers and other managerial employees and the establishment and administration of employee benefit plans. The compensation committee will also administer EVC's 1998 incentive plan. The board of directors will determine issues relating to Dr. Buntzman's compensation.

DIRECTOR COMPENSATION

     Upon consummation of this offering, those directors who are not officers or employees of EVC will be paid $1,000 for attendance at each meeting of the board of directors or any committee thereof and travel expenses. EVC has recently established the 1998 incentive plan which authorizes the granting of options to non-employee directors commencing upon consummation of this offering. See "--1998 Incentive Plan."

LIMITATION ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 102 of Delaware corporation law authorizes a Delaware corporation to include a provision in its certificate of incorporation limiting or eliminating the personal liability of its directors to the corporation or its stockholders for monetary damages for breach of the directors' fiduciary duty of care. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. In the absence of the limitations authorized by such provision, directors are accountable to the corporation and its stockholders for monetary damages for conduct constituting gross negligence in the exercise of the directors' duty of care. Although Section 102 does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. EVC's certificate of incorporation and by-laws include provisions which limit or eliminate the personal liability of its directors to the fullest extent permitted by such Section. Consequently, a director or officer will not be personally liable to EVC or its stockholders for monetary damages for breach of fiduciary duty as a director, except for:

     o any breach of the director's duty of loyalty to EVC or its stockholders;

     o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o unlawful payments of dividends or unlawful stock purchases, redemptions or other distributions; and

     o any transaction from which the director derived an improper personal benefit.

     EVC's certificate of incorporation and by-laws provide that EVC will indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of EVC or serves or served at the request of EVC as a director, officer or employee of another corporation or entity.

     EVC intends to enter into agreements to indemnify its directors and officers, in addition to the indemnification provided for in EVC's certificate of incorporation and by-laws. These agreements, among other things, will indemnify EVC's directors and officers for certain expenses (including advancing expenses for attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceedings, including any action by or in the right of EVC, arising out of such person's services as a director or officer of EVC, any subsidiary of EVC or any other company or enterprise to which the person provides services at the request of EVC. In addition, EVC intends to obtain directors' and officers' insurance providing indemnification for EVC's directors and officers for certain liabilities. EVC believes that these indemnification provisions and agreements and related insurance are necessary to attract and retain qualified directors and officers.

     The limited liability and indemnification provisions in EVC's certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty (including breaches resulting from grossly negligent conduct) and may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit EVC and its stockholders. A stockholder's investment in EVC, furthermore, may be adversely affected to the extent that EVC pays the costs of settlement and damage awards against directors and officers pursuant to the indemnification agreements and the indemnification provisions in EVC's certificate of incorporation and by-laws.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of EVC, pursuant to the foregoing provisions, or otherwise, including pursuant to the underwriting agreement, EVC has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by EVC of expenses incurred or paid by a director, officer or controlling person of EVC in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with this offering, EVC will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by EVC is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     There is no currently pending litigation or proceeding involving any director, officer or employee of EVC, and EVC is not aware of any threatened litigation or proceeding, that might result in a claim by a director, officer or employee for indemnification.

EXECUTIVE COMPENSATION

     The following table shows compensation paid to our executive officers for the years ended December 31, 1998 and 1997.

                                                                         ANNUAL COMPENSATION
                                                                    ------------------------------    ALL OTHER
NAME AND POSITION                                                     YEAR      SALARY      BONUS     COMPENSATION
-----------------------------------------------------------------   --------   --------    -------    ------------
Arol I. Buntzman,
  chairman of the board and chief executive officer..............   1998       $210,000    $70,000      $    780(1)
                                                                    1997        136,250     35,600         7,020(1)
John J. McGrath,
  president......................................................   1998        126,500      5,750         2,725(1)
                                                                    1997         50,000         --         2,700(1)
Richard Goldenberg,
  chief financial officer........................................   1998        102,000      4,750        13,200(3)
                                                                    1997         18,750         --        11,100(2)

------------------
(1) car allowance.

(2) consulting fees prior to becoming a full-time employee.

(3) consulting fees prior to becoming a full-time employee that were not paid until 1998.

EMPLOYMENT AGREEMENTS

     Each of Dr. Buntzman, Dr. McGrath and Messrs. Goldenberg, Caven and Mollitor has entered into an employment agreement with EVC.

     The employment agreement with Dr. Buntzman provides for his employment as chairman and chief executive officer at an annual salary of $240,000.

     The employment agreement with Dr. McGrath provides for his employment as president at an annual salary of $138,000.

     The employment agreement with Mr. Goldenberg provides for his employment as chief financial officer at an annual salary of $114,000.

     The employment agreement with Mr. Caven provides for his employment as vice president / director of distance learning at an annual salary of $70,000.

     The employment agreement with Mr. Mollitor provides for his employment as vice president of operations at an annual salary of $120,000.

     Each of the employment agreements expires December 31, 2001. The employment agreements entitle the officers to participate in the health, insurance, pension and other benefits, if any, generally provided to employees of EVC and Dr. Buntzman's and Dr. McGrath's agreements entitle them to additional life insurance equal to three times their respective salaries. The employment agreements also provide that, with certain exceptions, until 18 months after the termination of employment with EVC, the officer may not induce employees to leave the employ of EVC or participate in any capacity in any business activities that compete with the business conducted by EVC during the term of the employment agreement.

     EVC may terminate the employment of the officers upon death or extended disability or for cause (as defined in each respective agreement), except that Mr. Mollitor's agreement can be terminated by EVC at any time. If employment is terminated by EVC without cause, the agreements generally provide EVC must pay the officer's salary and health and insurance benefits until the earlier of a specified date or the scheduled termination date of the employment agreement or, in the case of Drs. Buntzman and McGrath, until 36 months after termination of their employment.

     On October 1, 1998, EVC entered into an agreement with Dr. Arol I. Buntzman providing for payments to him, in the event his employment with EVC is terminated after a change in control of EVC during the term of the agreement. A change of control means any of the following:

     o any person becomes the beneficial owner of 25% or more of EVC's voting securities; or

     o during any consecutive three years, EVC's directors at the beginning of such three year period and any new director whose election was approved by at least 66 2/3% of the directors, cease to constitute a majority of the board; or

     o EVC's stockholders approve a merger or consolidation other than one where EVC's outstanding voting securities before the transaction constitute 50% or more of the outstanding securities of the entity surving the transaction or where a recapitalization is effected in which no person acquires 25% or more of EVC's voting securities; or

     o EVC's stockholders approve a total liquidation of EVC or sale of all or substantially all of EVC's assets.

     The agreement expires September 30, 2001, but is subject to automatic extension to December 31, 2001, and, thereafter, for successive one-year terms, unless otherwise terminated by either party. The agreement requires severance payments to Dr. Buntzman of 2.99 times the sum of his base salary and the highest annual bonus, if any, paid to him during the three previous years and the continuation of his medical and dental insurance benefits. The agreement requires these payments to be made in equal installments over a 36 month period and for the insurance benefits to continue for 36 months.

1998 INCENTIVE PLAN

     The 1998 incentive plan, which was adopted by the board of directors in October 1998 and subsequently approved by EVC's stockholders and is intended to benefit EVC by:

     o assisting it in recruiting and retaining employees and non-employee directors, advisors and independent consultants with ability and initiative;

     o providing greater incentive for employees and consultants of EVC; and

     o associating the interest of employees and consultants with those of EVC and its stockholders through opportunities for increased stock ownership.

     EVC's board of directors or the compensation committee can administer the 1998 incentive plan. Upon completion of this offering, the administration of the 1998 incentive plan will be delegated by the board of directors to the compensation committee.

     EVC's employees, advisors, independent consultants, and directors are eligible to participate in the 1998 incentive plan. The compensation committee will select the individuals who will participate in the 1998 incentive plan. The compensation committee may, from time to time, grant stock options or stock awards.

     Options granted under the 1998 incentive plan may be qualified incentive stock options or non-qualified stock options. The option price will be fixed by the compensation committee at the time the option is granted, but the price cannot be less than the fair market value of the stock on the date of grant in the case of an incentive stock option. The option price must be paid in cash or, if permitted by the compensation committee, may be paid with shares of common stock or with a combination of cash and common stock or in installments. Options are non-transferable except upon death. The compensation committee will also determine the vesting and exercisability of options, except that incentive stock option cannot be exercised more than 10 years after being granted.

     Participants may also be awarded shares of common stock pursuant to a stock award. The compensation committee, in its discretion, may prescribe that a participant's right in a stock award shall be nontransferable, forfeitable or otherwise restricted.

     The 1998 incentive plan provides that in most circumstances outstanding options will become exercisable and outstanding stock awards will be earned in full and nonforfeitable in the event of a "change in control" of EVC (as defined in the 1998 incentive plan).

     All stock options and stock awards granted under the 1998 incentive plan will be evidenced by written agreements between EVC and the participant. The maximum aggregate number of shares of common stock which may be issued under the 1998 incentive plan is 356,000.

     No option or stock award may be granted under the 1998 incentive plan after September 30, 2008. The Board may terminate the 1998 incentive plan sooner without further action by stockholders. The Board also may amend the 1998 incentive plan, except that no amendment may adversely affect the rights of a participant without the participant's consent.

     Generally, unless the applicable stock option agreement provides otherwise, a stock option may be exercised only while the optionee remains employed by EVC or within 90 days thereafter, or up to six months after his or her death or total permanent disability. Also a stock option will terminate immediately if the optionee's employment is terminated for cause or he or she leaves EVC voluntarily without the consent of EVC. In general, stock options may not be transferred, assigned, pledged or otherwise transferred.

     The 1998 incentive plan also provides that, upon completion of this offering, each director that is not also an officer or employee of EVC will be automatically granted an option to purchase 5,000 shares of common stock on the date on which such person first becomes a non-employee director. Each non-employee director will also be automatically granted an option to purchase 5,000 shares on March 1 of each year, provided he or she is then a non-employee director and, as of such date, he or she has served on the board of directors for at least the preceding six months. Options granted to non-employee directors vest in three annual installments commencing on the first anniversary of the date of grant and have a term of ten years. The exercise price of options granted to non-employee directors will be 100% of the fair market value per share of common stock on the date of grant. A non-employee director who has been granted stock or options by EVC under a consulting or other arrangement is ineligible to receive any subsequent automatic grants unless the compensation committee determines otherwise. Accordingly, Royce N. Flippin, Jr., a director designee, will receive options to purchase 5,000 shares of common stock upon commencement of this offering, while Arthur H. Goldberg, another director designee, will not. See "Certain Transactions" regarding options granted to Mr. Goldberg.

                              CERTAIN TRANSACTIONS

     In connection with EVC's organization in March 1997, Drs. Buntzman and McGrath and Mr. Goldenberg, all of whom are executive officers and directors of EVC, purchased 1,000,000, 500,000 and 100,000 shares of common stock, respectively, for $.0002 per share. EVC subsequently issued an additional 1,500 shares of common stock to Mr. Goldenberg for financial consulting services rendered from March 1997 to October 1997 when he changed his status from part-time to full-time chief financial officer of EVC. In September 1998, Dr. McGrath sold 68,000 shares of common stock to B&H Investments Limited, a principal stockholder of EVC, at $8.00 per share. Drs. Buntzman and McGrath may be deemed promoters of EVC.

     In January and February 1998, EVC issued to Tayside Trading Ltd., a principal stockholder of EVC, warrants to purchase 17,705 shares of common stock at $6.00 per share as a finder's fee in connection with EVC's receipt of a portion of the gross proceeds of $1,072,500 from the issuance in a private placement of 195,000 shares of common and warrants to purchase 78,000 shares of common stock at $6.00 per share. Tayside and B & H acquired their other EVC securities described under "Principal Stockholders" prior to the foregoing transactions and at a time when they had no relationship with EVC or any officer or director of EVC.

     In March 1998, EVC entered into a three year consulting agreement with Arthur H. Goldberg, who will become a director of EVC upon the commencement of this offering. The agreement provides that Mr. Goldberg will help EVC to obtain financing and agreements with corporate customers and education providers and in strategic planning and corporate development. The agreement entitles
Mr. Goldberg to 5% of revenues received by EVC from activities, if any, with one education provider with which EVC does not currently have an agreement. The agreement also grants Mr. Goldberg seven year options to purchase 25,000 shares of common stock at $7.00 per share, of which options to purchase 12,500 shares vested immediately and options to purchase an additional 12,500 shares vested in September 1998, and an additional 75,000 shares of common stock at $7.00 per share, of which options to purchase 25,000 shares vest on each anniversary of the agreement while the agreement remains in effect.

     The transactions described above between EVC and each of Tayside, B&H and Mr. Goldberg were consummated when such companies and individuals were not affiliates of EVC. EVC believes the terms of such transactions were negotiated at arms length and were as favorable to EVC as it could obtain from unaffiliated third parties.

     Upon completion of this offering, EVC will have two independent directors. Any material transactions, including material loans with officers, directors, stockholders holding greater than 5% of EVC's outstanding shares or affiliates, will be ratified or approved by a majority of the directors who do not have an interest in the transaction, and will be on terms which are at least as favorable to EVC as those that can be obtained by unaffiliated third parties. All such transactions will be entered into by EVC for a bona fide purpose. Such disinterested directors will have full access, at EVC's expense, to EVC's counsel or other independent counsel in connection with such ratification or approval of any transaction.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of February 1, 1999, the beneficial ownership of common stock by each person (or group of affiliated persons) known by EVC to own beneficially more than 5% of the outstanding shares of common stock, each director and director designee and the chief executive officer of EVC, and all directors, director designees and executive officers as a group. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

                                                                   SHARES OF              PERCENTAGE OF TOTAL SHARES
                                                                  COMMON STOCK         ---------------------------------
NAME OF BENEFICIAL OWNER(1)                                      BENEFICIALLY OWNED    BEFORE OFFERING    AFTER OFFERING
--------------------------------------------------------------   ------------------    ---------------    --------------
Arol I. Buntzman..............................................        1,518,500(2)           50.5%              36.1%(3)
John J. McGrath...............................................          432,000(2)           14.4               10.3 (3)
Richard Goldenberg............................................           86,500(2)(4)         2.9                2.1 (3)
Tayside Trading Ltd(5) .......................................          367,705(6)           11.8                8.5
125/5 Sanhebria Murchevet
Jerusalem, Israel
DEWI Investments Limited(7) ..................................          533,334              17.8               12.7
37 Bar Ilan Street
Jerusalem, Israel
B&H Investments Limited(8) ...................................          268,409(9)            8.8                6.3
50 Town Range
Gibraltar
Royce N. Flippin, Jr.*........................................               --                --                 --
Arthur H. Goldberg*...........................................           64,000(10)           2.1                1.5
All directors, director designees and executive officers as a
  group (5 persons)...........................................        1,582,500(4)(10)       51.7               37.1

------------------

 *      Director designee.
(1)     Unless otherwise indicated, the address for each stockholder is c/o Educational Video Conferencing, Inc., 35
        East Grassy Sprain Road, Yonkers, New York 10710.
(2)     Includes the 432,000 and 86,500 shares beneficially owned, respectively, by Dr. McGrath and Mr. and
        Mrs. Goldenberg. An agreement between Drs. Buntzman and McGrath, gives Dr. Buntzman the right to direct the vote of the shares of common stock owned by Dr. McGrath as Dr. Buntzman directs until March 1, 2000, and also grants Dr. Buntzman a right of first refusal to purchase Dr. McGrath's shares if Dr. McGrath elects to sell all or any part of his shares or leaves EVC's employ for any reason prior to March 1, 2000, other than as a result of his death, permanent disability or termination of his employment by EVC without cause. The price to be paid by Dr. Buntzman for such shares will be the lower of $4.00 per share or the average trading price of the common stock during the 30-day period prior to the date of the termination of Dr. McGrath's employment. See "Certain Transactions." Additionally, Dr. Buntzman has the right to direct the vote of the shares owned by Mr. and Mrs. Goldenberg until March 1, 2000 pursuant to an agreement with them.
(3)     If the underwriters elect to exercise in full their overallotment option, Dr. Buntzman will beneficially own
        1,476,834 shares of common stock, representing 34.0% of the outstanding shares, Dr. McGrath will own 420,146 shares of common stock, representing 9.7% of the outstanding shares, Mr. Goldenberg will own 84,127 shares of common stock, representing 1.9% of the outstanding shares and all directors and executive officers as a group will own shares of common stock, representing 34.9% of the outstanding shares. See "Underwriting."
(4)     Owned jointly by Mr. Goldenberg and his wife and excludes 15,000 shares of common stock owned by
        Mr. Goldenberg's adult children, as to which shares Mr. and Mrs. Goldenberg disclaim beneficial ownership.
(5)     The ultimate beneficial owner is Mr. Esriel Pines.
(6)     Includes currently exercisable warrants to purchase 117,705 shares of common stock. Excludes warrants to purchase 50,000 shares of common stock which are not exercisable prior to October 27, 1999. See "Certain
        Transactions" and "Shares Eligible for Future Sale."
(7)     The ultimate beneficial owner is Mr. Aron Gee.
(8)     The ultimate beneficial owners are Mr. Chaim Segal and Mr. Simcha Senerovitch.
(9)     Includes currently exercisable warrants to purchase 46,545 shares of common stock. See "Shares Eligible for
        Future Sale."
(10)    Includes currently exercisable warrants and options to purchase 54,000 shares of common stock. Excludes options to purchase 50,000 shares of common stock which are not currently exercisable. See "Certain
        Transactions" and "Shares Eligible for Future Sale."

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of the material terms of the common stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of EVC's certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

GENERAL

     Effective the date of this prospectus, the authorized common stock of EVC will consist of 20,000,000 shares, par value $.0001 per share. In addition EVC has authorized preferred stock of 1,000,000 shares, par value $.0001 per share. The 3,008,909 currently outstanding shares of EVC common stock are owned by 36 holders of record. Upon consummation of this offering, 4,208,909 shares of common stock and no shares of preferred stock will be issued and outstanding. An additional 138,334 shares of common stock will be outstanding if the underwriters' over-allotment option is exercised in full and an additional 120,000 shares of common stock will be issuable upon exercise of the representative's warrants.

COMMON STOCK

     Voting Rights. Each holder of common stock outstanding is entitled to one vote per share on all matters submitted to a vote of EVC's stockholders, including the election of directors. Holders will not have cumulative voting rights in connection with the election of directors or any other matter.

     Any action that may be taken at a meeting of the stockholders may be taken by written consent in lieu of a meeting if EVC receives consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present and voted. This could permit Drs. Buntzman and McGrath and certain other principal stockholders to take action regarding certain matters without providing other stockholders the opportunity to voice dissenting views or raise other matters.

     Liquidation. In the event of any dissolution, liquidation or winding up of the affairs of EVC, whether voluntary or involuntary, holders of the common stock are entitled to share ratably in all assets remaining after payment of the debts and other liabilities of EVC and after satisfaction of the liquidation preference of any shares of preferred stock then outstanding.

     Dividends, distributions and stock splits. Subject to the preferential rights of any preferred stock that may at the time be outstanding, each share of common stock will have an equal and ratable right to receive dividends when, if and as declared from time to time by the board of directors out of funds legally available therefor. EVC does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

     Other provisions. The holders of common stock are not entitled to preemptive rights. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

     The board of directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series, to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of preferred stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. The board of directors, without stockholder approval, will be able to issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. EVC has no present plans to issue any preferred stock.

CERTAIN ANTI-TAKEOVER EFFECTS OF LAW AND CERTIFICATE OF INCORPORATION

     Following consummation of the offering, EVC will be subject to the "business combination" provisions of Section 203 of Delaware corporation law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder"

(in general, a stockholder owning 15% of a corporation's outstanding voting securities) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     o the transaction is approved by the corporation's board of directors prior to the date the stockholder became an interested stockholder;

     o upon consummation of the transaction which resulted in the stockholder's becoming an interested stockholder, the stockholder owned at least 85% of the shares of stock entitled to vote generally in the election of directors of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by (i) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     o on or after such date, the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of such outstanding voting stock not owned by the interested stockholder.

     EVC has adopted a classified board of directors effective upon the commencement of this offering. The directors will be divided into three classes, two consisting of two directors and one consisting of one director. The existence of a classified board of directors may inhibit a change of control of EVC. See "Management--Classified Board."

TRANSFER AGENT AND REGISTRAR

     Continental Stock Transfer & Trust Company of New Jersey has been appointed as transfer agent and registrar for the common stock.

LISTING

     The common stock has been approved for listing on the Nasdaq SmallCap Market under the symbol "EVCI." EVC has applied for listing of the common stock on the Pacific Exchange and the Boston Stock Exchange under the symbol "EVI."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the common stock. EVC cannot predict the effect, if any, that sales of shares of the common stock to the public or the availability of shares for sale to the public will have on the market price of the common stock prevailing from time to time.

     Upon consummation of this offering, EVC will have 4,208,909 shares of common stock outstanding (4,347,243 shares if the Underwriters' over-allotment option is exercised in full). Of the shares outstanding after this offering, the 1,200,000 shares of common stock sold in this offering (1,380,000 shares if the underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act of 1933, except that shares owned by an "affiliate" of EVC will be subject to the volume limitations of Rule 144 under the Securities Act of 1933. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer.

     The remaining 3,008,909 shares of common stock will be "restricted securities" (as that phrase is defined in Rule 144) and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including the exemption provided by Rule 144 under the Securities Act.

     In addition to the demand and piggyback registration rights of the holders of the representative's warrants, holders of 1,197,909 shares of the common stock and warrants to purchase 385,252 shares of common stock have piggyback registration rights following this offering. Such holders include Tayside Trading Ltd., Dewi Investments Limited and B & H Investments Limited, as to a total of 1,005,198 shares of common stock and

232,546 shares of common stock subject to warrants, and Arthur H. Goldberg as to 10,000 shares of common stock and 4,000 shares of common stock subject to warrants.

     Subject to the foregoing and to the lock-up agreements described below, under Rule 144 as currently in effect, a stockholder, including an affiliate, who has beneficially owned his or her restricted shares for at least one year from the date they were acquired from EVC or an affiliate of EVC may sell, within any three-month period, a number of such shares that does not exceed certain volume restrictions, provided that certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed from the date any restricted shares were acquired from EVC or an affiliate, a stockholder that is not an affiliate of EVC at the time of sale and that has not been an affiliate for at least three months prior to the sale is entitled to sell those shares without compliance with the requirements of Rule 144 set forth above. An affiliate of EVC, however, must comply with the volume restrictions and the other requirements referred to above.

     Immediately after this offering, there will be options and warrants to purchase approximately 670,252 shares of common stock outstanding. Subject to the provisions of existing lock-up agreements, holders of options to purchase 165,000 shares may rely on the resale provisions of Rule 701 under the Securities Act, which permits nonaffiliates to sell their shares without having to comply with the current public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their shares without having to comply with the holding period requirement of Rule 144, in each case beginning 90 days after the consummation of this offering. In addition, 90 days after this offering, EVC intends to file a registration statement on Form S-8 covering up to 356,000 shares issuable under the 1998 incentive plan and up to 65,000 shares issuable upon exercise of options granted to two employees prior to the adoption of the 1998 incentive plan. Shares of common stock registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with EVC or existing lock-up agreements.

     EVC and its existing security holders have agreed that they will not, without the prior written consent of Prime Charter, for a period of 12 months after the date of this prospectus, directly or indirectly sell, offer to sell, solicit an offer to buy, contract to sell, pledge, grant any option for the sale of, or otherwise transfer or dispose of or cause the transfer or disposition of, any securities of EVC held by them. The foregoing restrictions do not apply to grants or awards under the 1998 incentive plan or to shares sold to the underwriters to cover over-allotments.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part, the underwriters named below, acting through Prime Charter as representative, have severally agreed to purchase from EVC, and EVC has agreed to sell, an aggregate of 1,200,000 shares of common stock. The underwriters' obligations to pay for and accept delivery of the shares of common stock are subject to certain conditions set forth in the underwriting agreement, including, but not limited to, satisfactory completion of due diligence, delivery of a comfort letter from EVC's auditors, receipt of an opinion of EVC's counsel and other closing conditions. The underwriters are committed to purchase all of the shares of common stock if any shares are purchased. If one or more underwriters does not purchase the number of shares which it has agreed to purchase, the commitments of non-defaulting underwriters may be increased on a pro rata basis, except that the non-defaulting underwriters will not be obligated to purchase any shares if the aggregate number of additional shares exceeds 10% of the total number of shares offered.

                                                                                     NUMBER
UNDERWRITER                                                                         OF SHARES
---------------------------------------------------------------------------------   ---------
Prime Charter Ltd................................................................     980,000
C.E. Unterberg, Towbin...........................................................      40,000
Sands Brothers & Co. Inc.........................................................      40,000
Van Kasper & Company.............................................................      40,000
Gilford Securities Incorporated..................................................      20,000
Chatsworth Securities LLC........................................................      20,000
Kaufman Bros., L.P...............................................................      20,000
J.J.B. Hilliard, W.L. Lyons, Inc.................................................      20,000
Drake & Company, Inc.............................................................      20,000
                                                                                    ---------
     Total.......................................................................   1,200,000
                                                                                    ---------
                                                                                    ---------

     The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, who are members of the NASD, at such price less a concession not in excess of $.50 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to other dealers that are members of the NASD. Until completion of this offering, the public offering price, the concession and the reallowance will not be changed.

     EVC has agreed to pay Prime Charter a non-accountable expense allowance of 3% of the aggregate offering price of the shares of common stock sold in this offering (including any shares of common stock purchased pursuant to the over-allotment option), of which $100,000 has been paid by EVC, to cover some of the due diligence expenses and underwriting costs related to this offering. EVC has also agreed to pay the fees and expenses of counsel to the underwriters up to a maximum of $200,000.

     EVC has agreed to indemnify the underwriters against liabilities under the Securities Act of 1933 in connection with this offering.

     The underwriting agreement provides that Prime Charter, during the three years after the date of this prospectus, has the right to designate a person to observe meetings of EVC's board of directors or, during the five years after the date of this prospectus, has the right to require EVC to use its best efforts to elect Prime Charter's nominee to EVC's board of directors.

     EVC has agreed to sell to Prime Charter or its designees, for nominal consideration, the representative's warrants to purchase an aggregate of 120,000 shares of common stock. The shares of common stock subject to the representative's warrants will be identical to the shares of common stock offered to the public hereby in all respects. The representative's warrants will be exercisable for a four-year period commencing one year after the date of the consummation of this offering at a per share exercise price equal to 165% of the initial public offering price of the common stock. The representative's warrants will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the effective date of this prospectus, except to officers or partners of the underwriters. During the period beginning one year from the date of the consummation of this offering and ending five years thereafter, the holder of the representative's warrants may require EVC to register for resale to the public the shares of common stock issued or issuable upon exercise of the representative's warrants. Such demand registration right may be exercised once during such period. In addition, during the period ending seven years from the date of this prospectus, EVC has agreed to include such shares of common stock in any appropriate registration statement filed by EVC. The representative's warrants will contain anti-dilution provisions providing for appropriate adjustment of the exercise price and number of shares that may be purchased upon the occurrence of certain events.

     EVC and Drs. Buntzman and McGrath and Mr. Goldenberg, EVC's executive officers, have granted to the underwriters options, exercisable during the 45-day period after the date of this prospectus, to purchase up to 180,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions and a pro rata portion of the non-accountable expense allowance. Of this amount, the first 138,334 shares will be sold by EVC and the remaining 41,666 shares will be sold by such executive officers. The underwriters may exercise these options solely to cover over-allotments, if any, made in the sale of the shares of common stock offered hereby. Generally, to the extent that these options are exercised, each underwriter will become obligated to purchase approximately the same percentage of such additional shares of common stock as the percentage of shares of common stock it was originally obligated to purchase as set forth above.

     Prior to this offering, there has been no public market for the common stock. Accordingly, the public offering price for the common stock was determined by negotiation between EVC and Prime Charter. Among the factors considered in determining the public offering price were the services, the experience of management, the economic conditions of EVC's industry in general, the general condition of the equity securities market and the demand for similar securities of companies considered comparable to EVC and other relevant factors. There can be no assurance, however, that the prices at which the common stock will sell in the public market after this offering will not be lower than the price at which the shares of common stock are sold by the underwriters.

     Until the distribution of common stock in this offering is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions consist of bids or purchases for the purpose of maintaining the price of the common stock. If the underwriters create a short position in the common stock in connection with this offering, i.e., if they sell more shares of common stock than are set forth on the cover page of this prospectus, the underwriters may reduce the short position by purchasing common stock in the open market. Prime Charter may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In addition, Prime Charter may impose a penalty bid on certain underwriters and selling group members. This means that if Prime Charter purchases shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, it may reclaim the amount of the selling concession from the underwriters and selling group members that sold those shares as part of this offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it discouraged resales of that security. Neither EVC nor any of the underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price ofthe common stock. In addition, neither Prime Charter nor any of the underwriters makes any representation that Prime Charter or any such underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The underwriters have informed EVC that sales to any account over which the underwriters exercise discretionary authority will not exceed 1% of this offering.

                                 LEGAL MATTERS

     The legality of the common stock offered hereby will be passed upon for EVC by FischbeinoBadillooWagneroHarding, New York, New York. Certain legal matters will be passed upon for the underwriters by Proskauer Rose LLP, New York, New York.

                                    EXPERTS

     The financial statements of EVC for the periods ended December 31, 1997 and December 31, 1998 included in this prospectus and registration statement have been so included in reliance upon the report of Goldstein Golub Kessler LLP, independent certified public accountants, given upon the authority of such firm as experts in accounting and auditing.

                     [This page intentionally left blank]

                      EDUCATIONAL VIDEO CONFERENCING, INC.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditor's Report........................................................................         F-2
Financial Statements:
Balance Sheet as of December 31, 1997 and December 31, 1998.........................................         F-3
Statement of Operations for the Period from March 4, 1997 (date of inception) to December 31, 1997
  and for the Year Ended December 31, 1998..........................................................         F-4
Statement of Stockholders' Equity for the Period from March 4, 1997 (date of inception) to
  December 31, 1997 and for the Year Ended December 31, 1998........................................         F-5
Statement of Cash Flows for the Period from March 4, 1997 (date of inception) to December 31, 1997
  and for the Year Ended December 31, 1998..........................................................         F-6
Notes to Financial Statements.......................................................................   F-7--F-13

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Educational Video Conferencing, Inc.

We have audited the accompanying balance sheets of Educational Video Conferencing, Inc. ("EVC") as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity, and cash flows for the period from March 4, 1997 (date of inception) to December 31, 1997 and for the year ended December 31, 1998. These financial statements are the responsibility of EVC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Educational Video Conferencing, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from March 4, 1997 (date of inception) to December 31, 1997 and for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that EVC will continue as a going concern. As discussed in Note 8 to the financial statements, EVC has had limited revenue, little working capital, recurring losses and an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

January 21, 1999

                      EDUCATIONAL VIDEO CONFERENCING, INC.

                                 BALANCE SHEET

                                                                                              DECEMBER 31,
                                                                                        -------------------------
                                                                                           1997          1998
                                                                                        ----------    -----------
                                       ASSETS
Current Assets:
  Cash and cash equivalents..........................................................   $  127,279    $   914,700
  Accounts receivable, net of allowance for doubtful accounts of $35,000 at
     December 31, 1998...............................................................           --        226,776
  Subscriptions receivable...........................................................      690,000             --
  Prepaid expenses...................................................................       11,238         80,846
                                                                                        ----------    -----------
Total current assets.................................................................      828,517      1,222,322
Property and Equipment, net of accumulated depreciation of $234,984 at December 31,
  1998...............................................................................    1,190,251      1,405,150
Deferred Income Tax Asset, net of valuation allowance of $77,000 and
  $520,000, respectively.............................................................           --             --
Other Assets.........................................................................       14,292          7,832
Debt Issue Costs.....................................................................       81,903             --
Deferred Offering Costs..............................................................           --        900,000
                                                                                        ----------    -----------
Total Assets.........................................................................   $2,114,963    $ 3,535,304
                                                                                        ----------    -----------
                                                                                        ----------    -----------

                        LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses..............................................   $  534,648    $   920,643
  Current portion of notes payable...................................................      210,177             --
                                                                                        ----------    -----------
Total current liabilities............................................................      744,825        920,643
Notes Payable, net of current portion................................................      235,000             --
                                                                                        ----------    -----------
Total liabilities....................................................................      979,825        920,643
                                                                                        ----------    -----------
Commitments
Stockholders' Equity:
  Preferred stock--$.0001 par value; authorized 1,000,000 shares, none issued........           --             --
  Common stock--$.0001 par value; authorized 20,000,000 shares, issued and
     outstanding 2,329,278 shares and 3,008,909 shares, respectively.................          233            301
  Additional paid-in capital.........................................................    1,857,027      6,064,920
  Accumulated deficit................................................................     (722,122)    (3,450,560)
                                                                                        ----------    -----------
Stockholders' equity.................................................................    1,135,138      2,614,661
                                                                                        ----------    -----------
Total Liabilities and Stockholders' Equity...........................................   $2,114,963    $ 3,535,304
                                                                                        ----------    -----------
                                                                                        ----------    -----------

            The accompanying notes and independent auditor's report should be read in conjunction with the financial statements

                      EDUCATIONAL VIDEO CONFERENCING, INC.

                            STATEMENT OF OPERATIONS

                                                                                 MARCH 4, 1997
                                                                                (DATE OF INCEPTION)      YEAR ENDED
                                                                                TO DECEMBER 31,         DECEMBER 31,
                                                                                     1997                   1998
                                                                                -------------------    -------------------
Net revenue..................................................................                --            $   351,598
Interest income..............................................................                --                 56,369
                                                                                    -----------            -----------
Total revenue................................................................                --                407,967
                                                                                    -----------            -----------
Operating expenses:
  Cost of sales..............................................................                --                210,326
  Salaries and benefits......................................................       $   333,661              1,435,525
  Marketing, brochures and student registration costs........................           158,486                591,827
  Professional fees..........................................................            60,842                 96,915
  Interest and financing costs...............................................            58,536                105,681
  Depreciation...............................................................                --                234,984
  Other......................................................................           110,597                461,147
                                                                                    -----------            -----------
Operating expenses...........................................................           722,122              3,136,405
                                                                                    -----------            -----------
Net loss.....................................................................       $  (722,122)           $(2,728,438)
                                                                                    -----------            -----------
                                                                                    -----------            -----------
Basic loss per common share..................................................       $      (.38)           $     (1.03)
                                                                                    -----------            -----------
                                                                                    -----------            -----------
Weighted-average number of common shares outstanding.........................         1,922,951              2,641,636
                                                                                    -----------            -----------
                                                                                    -----------            -----------

            The accompanying notes and independent auditor's report should be read in conjunction with the financial statements

                      EDUCATIONAL VIDEO CONFERENCING, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                                                     COMMON STOCK
                                                  -------------------    ADDITIONAL
                                                   NUMBER                 PAID-IN      ACCUMULATED    STOCKHOLDERS'
                                                  OF SHARES    AMOUNT     CAPITAL        DEFICIT         EQUITY
                                                  ---------    ------    ----------    -----------    --------------
  Issuance of common stock for cash and
     reduction of additional paid-in capital
     for stock split...........................   1,845,000     $184     $       16             --      $      200
  Issuance of common stock for cash............     250,000       25        844,975             --         845,000
  Issuance of common stock for video
     conferencing equipment....................      58,824        6        391,054             --         391,060
  Issuance of common stock for services related
     to raising equity.........................      50,000        5             (5)            --              --
  Issuance of common stock in connection with
     private placement.........................     125,455       13        620,987             --         621,000
  Net loss.....................................          --       --             --    $  (722,122)       (722,122)
                                                  ---------     ----     ----------    -----------      ----------
Balance at December 31, 1997...................   2,329,279      233      1,857,027       (722,122)      1,135,138
  Issuance of common stock for cash............     533,334       53      3,599,954             --       3,600,007
  Issuance of common stock in connection with
     private placement.........................      69,546        7        349,130             --         349,137
  Issuance of common stock upon conversion of
     notes payable.............................      66,250        7        248,310             --         248,317
  Issuance of common stock for services
     relating to raising equity................       7,000        1             (1)            --              --
  Issuance of common stock for services........       3,500       --         10,500             --          10,500
  Net loss.....................................          --       --             --     (2,728,438)     (2,728,438)
                                                  ---------     ----     ----------    -----------      ----------
Balance at December 31, 1998...................   3,008,909     $301     $6,064,920    $(3,450,560)     $2,614,661
                                                  ---------     ----     ----------    -----------      ----------
                                                  ---------     ----     ----------    -----------      ----------

            The accompanying notes and independent auditor's report should be read in conjunction with the financial statements

                      EDUCATIONAL VIDEO CONFERENCING, INC.

                            STATEMENT OF CASH FLOWS

                                                                                   MARCH 4, 1997
                                                                                   (DATE OF INCEPTION)     YEAR ENDED
                                                                                   TO DECEMBER 31,        DECEMBER 31,
                                                                                        1997                  1998
                                                                                   -------------------    ------------
Cash flows from operating activities:
  Net loss......................................................................        $(722,122)        $ (2,728,438)
     Adjustments to reconcile net loss to net cash used in operating activities:
       Depreciation.............................................................               --              234,984
       Amortization of debt issue costs.........................................           36,819               81,903
       Allowance for doubtful accounts..........................................               --               35,000
       Common stock issued for services.........................................               --               10,500
     Changes in operating assets and liabilities:
       Increase in accounts receivable..........................................               --             (261,776)
       Increase in prepaid expenses.............................................          (11,238)             (69,608)
       (Increase) decrease in other assets......................................          (14,292)               6,460
       Increase in accounts payable and accrued expenses........................          534,648              385,995
                                                                                        ---------         ------------
Net cash used in operating activities...........................................         (176,185)          (2,304,980)
                                                                                        ---------         ------------
Cash flows used in investing activity--purchase of property and equipment.......         (695,074)            (449,883)
                                                                                        ---------         ------------
Cash flows from financing activities:
  Proceeds from issuance of notes payable.......................................          350,000                   --
  Debt issue costs..............................................................         (118,722)                  --
  Net proceeds from issuance of common stock....................................          767,260            4,639,144
  Deferred offering costs.......................................................               --             (900,000)
  Repayment of notes payable....................................................               --             (160,177)
  Expenses incurred in the conversion of notes payable to common stock..........               --              (36,683)
                                                                                        ---------         ------------
Net cash provided by financing activities.......................................          998,538            3,542,284
                                                                                        ---------         ------------
Net increase in cash and cash equivalents.......................................          127,279              787,421
Cash and cash equivalents at beginning of period................................               --              127,279
                                                                                        ---------         ------------
Cash and cash equivalents at end of period......................................        $ 127,279         $    914,700
                                                                                        ---------         ------------
                                                                                        ---------         ------------
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest......................................        $      --         $     47,979
                                                                                        ---------         ------------
                                                                                        ---------         ------------
Supplemental schedule of noncash investing and financing activities:
  Conversion of notes payable to common stock...................................        $      --         $    285,000
                                                                                        ---------         ------------
                                                                                        ---------         ------------
  Issuance of common stock in exchange for video conferencing equipment.........        $ 400,000         $         --
                                                                                        ---------         ------------
                                                                                        ---------         ------------
  Property and equipment acquired for note payable..............................        $  95,177         $         --
                                                                                        ---------         ------------
                                                                                        ---------         ------------
  Subscription receivable for issuance of common stock..........................        $ 690,000         $         --
                                                                                        ---------         ------------
                                                                                        ---------         ------------

            The accompanying notes and independent auditor's report should be read in conjunction with the financial statements

                      EDUCATIONAL VIDEO CONFERENCING INC.

                         NOTES TO FINANCIAL STATEMENTS

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Educational Video Conferencing, Inc. ("EVC") was formed on March 4, 1997. EVC delivers educational courses and programs to employees of major corporations via interactive video conferencing systems. Interactive video conferencing allows the instructor to see, hear and interact with students as the students see, hear and interact with their instructor and other students at multiple locations. EVC provides its corporate customers with access to a number of educational providers and the marketing and administrative services necessary to recruit, enroll and deliver courses and programs to the corporation's employees. EVC serves as a marketing and technology bridge between accredited colleges, universities and training organizations that want to increase enrollment and tuition revenue from student populations they otherwise could not serve, and corporations that want to raise the education and skill levels of their employees.

     EVC commenced its planned principal operations in February 1998.

     In April 1998, pursuant to an agreement and plan of merger
(reincorporation), Educational Video Conferencing, Inc. ("EVC-NY"), a New York corporation, merged into and with Educational Video Conferencing, Inc. ("EVC-DE"), a newly formed, inactive Delaware corporation owned by the stockholders of EVC-NY. EVC-DE is the surviving corporation and EVC-NY has ceased to exist. The merger was accounted for at historical cost in a manner similar to a pooling of interests.

     EVC considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

     EVC maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. It has not experienced any losses in such accounts.

     EVC recognizes income ratably over the semester in which courses are given. EVC began offering courses in February 1998. The courses range from eight-week to 16-week periods meeting one or two times a week.

     During the year ended December 31, 1998, three education providers accounted for 100% (64%, 19% and 17%) of EVC's net revenue.

     Property and equipment is recorded at cost. Depreciation is provided for by the straight-line method over the estimated useful lives of the property and equipment. All property and equipment purchased in 1997 was placed in service in January 1998. Accordingly, no depreciation is recorded for the period ended December 31, 1997.

     The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management. Actual results could differ from these estimates.

     Debt issue costs associated with the private placement financings described in Note 4 are being amortized by the straight-line method over the term of the related debt. Accumulated amortization was $36,819 and $118,722 at December 31, 1997 and 1998, respectively.

     Deferred offering costs represent costs attributable to a proposed initial public offering ("IPO") (see Note 8). EVC intends to offset these costs against the proceeds from this transaction. In the event that such offering is not completed, these costs will be charged to operations.

     Advertising costs are expensed as incurred. Marketing, brochures and student registration costs are capitalized and amortized over the semester to which the specific courses relate.

     EVC employs the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, under which method recorded deferred income taxes reflect the tax consequences on future years of temporary differences (differences between the tax basis of assets and liabilities and their financial amounts at year-end). EVC provides a valuation allowance that reduces deferred tax assets to their net realizable value.

                      EDUCATIONAL VIDEO CONFERENCING INC.

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(CONTINUED)

     The carrying values of financial instruments, including cash equivalents, subscriptions receivable and short-and long-term debt, approximate fair market values because of short maturities on interest rates that approximate current rates available to a development stage company.

     Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share, requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all statements for all entities with complex capital structures. Basic EPS is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation including stock options, restricted stock awards, warrants and other convertible securities. Diluted EPS is not presented since the effect would be antidilutive.

     In December 1998, EVC's board of directors approved a 1-for-2 reverse stock split which will be effective on the date of the public offering prospectus. All references to the number of common shares and per share amounts elsewhere in the financial statements and related footnotes have been restated as appropriate to reflect the effect of the reverse split for all periods presented.

     EVC accounts for employee stock options in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. Under APB No. 25, EVC applies the intrinsic value method of accounting and therefore does not recognize compensation expense for options granted, because options are only granted at a price equal to the market price on the day of grant. SFAS No. 123, Accounting for Stock-Based Compensation, prescribes the recognition of compensation expense based on the fair value of options as determined on the grant date. However, SFAS No. 123 allows companies to continue applying APB No. 25 if certain pro forma disclosures are made assuming hypothetical fair value method application (see Note 6).

     During the year ended December 31, 1998, EVC adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 modifies the format EVC uses to report total nonowner changes in stockholders' equity. These changes will be shown together with net income in a new financial statement category entitled "comprehensive income." Adoption of SFAS No. 130 had no effect on EVC's financial position or results of operations and since EVC has no items of other comprehensive income, it is not required to report comprehensive income.

2. PROPERTY AND EQUIPMENT:

     Property and equipment, at cost, consists of the following:

                                                                       DECEMBER 31,
                                                                  ------------------------    ESTIMATED
                                                                     1997          1998       USEFUL LIFE
                                                                  ----------    ----------    -----------
Furniture and fixtures.........................................   $   10,286    $   58,187     7 years
Office computers...............................................       26,439       182,865     5 years
Video teaching equipment.......................................    1,153,526     1,292,813     5 years
Computer software..............................................           --        83,946     5 years
Automobile.....................................................           --        22,233     5 years
                                                                  ----------    ----------
                                                                   1,190,251     1,640,044
Less accumulated depreciation..................................           --       234,894
                                                                  ----------    ----------
                                                                  $1,190,251    $1,405,150
                                                                  ----------    ----------
                                                                  ----------    ----------

                      EDUCATIONAL VIDEO CONFERENCING INC.

3. ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

     Accounts payable and accrued expenses consist of the following:

                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     1997        1998
                                                                                   --------    --------
Accounts payable................................................................   $ 55,258    $101,652
Accrued bonuses.................................................................     35,600      77,445
Accrued professional fees.......................................................     22,091     586,285
Accrued marketing brochures.....................................................         --      74,405
Accrued computer and video equipment............................................         --      80,856
Payable to video equipment provider.............................................    308,349          --
Accrued interest................................................................     21,000          --
Accrued finder's fees...........................................................     92,350          --
                                                                                   --------    --------
                                                                                   $534,648    $920,643
                                                                                   --------    --------
                                                                                   --------    --------

4. NOTES PAYABLE:

                                                                                          DECEMBER 31,
                                                                                        -----------------
                                                                                          1997      1998
                                                                                        --------    -----
Promissory notes payable(a)..........................................................   $115,000     $--
Convertible notes payable(b).........................................................    235,000      --
Note payable--equipment loan, noninterest-bearing and equipment note payable due on
  September 30, 1998.................................................................     95,177      --
                                                                                        --------     ---
  Total notes payable................................................................    445,177      --
Less current portion.................................................................    210,177      --
                                                                                        --------     ---
  Notes payable, net of current portion..............................................   $235,000     $--
                                                                                        --------     ---
                                                                                        --------     ---

------------------
(a) In June 1997, EVC completed a private placement in which it received in the aggregate gross proceeds of $115,000 for the issuance of its 18% promissory notes and warrants to purchase 11,500 shares of common stock for $2.00 per share during the five-year period commencing one year after commencement of EVC's proposed IPO. The transaction costs attributable to this private placement were $36,166. No value was assigned to the warrants due to immateriality.

    In April 1998, $100,000 principal amount of the promissory notes was converted into 20,000 shares of common stock and warrants to purchase 8,000 shares of common stock for $6.00 per share. Transaction costs incurred in connection with this conversion were $9,171. The remaining $15,000 principal amount of promissory notes was repaid in June and July 1998.

(b) Between August and December 1997, EVC completed private placements for which it received in the aggregate gross proceeds of $235,000 from the issuance of 18% convertible promissory notes and warrants, expiring in 2002, to purchase 23,500 shares of common stock at $4.00 per share. No value was assigned to the warrants due to immateriality. The notes are due and payable on October 15, 2000 and are convertible into common stock at the rate of $4.00 per share. In June and July 1998, $185,000 principal amount of notes was converted into 46,250 shares of common stock and $50,000 principal amount was repaid in October 1998. In connection with these private placements, EVC incurred transaction costs amounting to $82,556 and, upon conversion, incurred $27,512 of expenses and issued 7,000 shares of common stock as a broker's commission.

                      EDUCATIONAL VIDEO CONFERENCING INC.

5. INCOME TAXES:

     The tax effects of loss carryforwards and the valuation allowance that give rise to deferred tax assets are as follows:

                                                                                      DECEMBER 31,
                                                                                  ---------------------
                                                                                    1997        1998
                                                                                  --------    ---------
Net operating losses...........................................................   $ 77,000    $ 520,000
Less valuation allowance.......................................................    (77,000)    (520,000)
                                                                                  --------    ---------
Deferred tax assets............................................................   $    -0-    $     -0-
                                                                                  --------    ---------
                                                                                  --------    ---------

     As of December 31, 1998, EVC had net operating loss carryforwards available to offset future taxable income of approximately $3,400,000 which expire in various years through 2013. Between October 1997 and August 1998, EVC completed private offerings of securities. EVC intends to have an IPO of its securities. Under Section 382 of the Internal Revenue Code, these activities effect an ownership change and thus may severely limit, on an annual basis, EVC's ability to utilize its net operating loss carryforwards. EVC uses the lowest marginal U.S. corporate tax of 15% to determine deferred tax amounts and the related valuation allowance because EVC had no taxable earnings through December 31, 1998.

6. COMMITMENTS:

     EVC leases office space under noncancelable operating leases which expire in August 2002. EVC also leases space and other services for its multiport control units that expires in 2000. The leases are subject to escalations for increases in EVC's share of increases in real estate taxes and other expenses.

     Minimum future obligations under these leases are as follows:

Year ending December 31,
       1999.........................................................................................    $258,717
       2000.........................................................................................     264,549
       2001.........................................................................................     153,418
       2002.........................................................................................     105,527
                                                                                                         --------
                                                                                                         $782,211
                                                                                                         --------
                                                                                                         --------

     Rent expense charged to operations for the period from March 4, 1997 (date of inception) to December 31, 1997 and for the year ended December 31, 1998 amounted to approximately $7,700 and $160,000, respectively.

     EVC has entered into employment agreements with executive officers of EVC which provide for compensation and other benefits as defined in the agreements.

     Aggregate compensation under the agreements is as follows:

Year ending December 31,
       1999.........................................................................................   $  682,000
       2000.........................................................................................      682,000
       2001.........................................................................................      682,000
                                                                                                       ----------
                                                                                                       $2,046,000
                                                                                                       ----------
                                                                                                       ----------

     EVC has a consulting agreement with an individual which entitles the consultant to 2.5% of payments actually collected by EVC for services provided by it to corporate customers with which EVC contracts as a result of the consultant's direct involvement. The agreement also provides for payment of $5,000 per month to the consultant. The agreement expires in May 2003, unless earlier terminated, including upon 30 days notice to the consultant.

                      EDUCATIONAL VIDEO CONFERENCING INC.

6. COMMITMENTS:--(CONTINUED)

     EVC has a consulting agreement with another individual who will become a director of EVC upon the commencement of the proposed IPO. The agreement entitles the consultant to 5% of revenue received by EVC from activities, if any, with an education provider with which EVC does not currently have an agreement. The agreement grants the consultant seven-year options to purchase up to 100,000 shares of common stock, at $7.00 per share, of which options to purchase 25,000 shares are vested and options to purchase an additional 25,000 shares of common stock vest each March of the years 1999 through 2001.

7. STOCKHOLDERS' EQUITY:

     Effective October 1997, EVC's board of directors approved, prior to the reverse stock split described in the next paragraph, a 20,052-for-1 stock split, whereby the number of shares of outstanding common stock was increased from 184 to 3,690,000. The stated par value of each share was changed from no par value to $.0001. A total of $169 was reclassified from EVC's additional paid-in capital account to EVC's common stock account prior to the reverse stock split described in the next paragraph.

     In December 1998, EVC's board of directors approved a 1-for-2 reverse stock split which will be effective on the date of the public offering prospectus. All references to the number of common shares and per share amounts elsewhere in the financial statements and related footnotes have been restated as appropriate to reflect the effect of the reverse split for all periods presented.

     In May 1997, in connection with an employment agreement, EVC issued options to this employee to purchase 15,000 shares of common stock at $4.80 per share. The options, which vest at the rate of 5,000 per year, are not exercisable until one year from the effective date of EVC's proposed IPO and expire 10 years from the effective date of the IPO.

     In May 1997, EVC issued warrants to an unaffiliated entity to purchase up to 37,500 shares of common stock for $5.44 per share as additional consideration for entering into a multiyear contract. The warrants are not exercisable until one year from the effective date of EVC's proposed IPO and expire six years from the effective date of the proposed IPO.

     In October 1997, EVC received gross proceeds of $1,000,000 from the issuance of 250,000 shares of common stock and warrants, expiring in 2002, to purchase 150,000 shares of common stock. Of these warrants 100,000 are exercisable at $4.00 per share and 50,000 are exercisable at $20.00 per share. No value was assigned to the warrants due to immateriality. Transaction costs incurred in connection with this issuance were $155,000. Additionally, in November 1997, EVC issued 50,000 shares of common stock as a finder's fee in connection with this transaction.

     In October 1997, EVC entered into an agreement, as amended, with a provider of interactive video equipment (the "Provider") under which EVC agreed to purchase approximately $1,000,000 of video conferencing systems. The agreement also obligates EVC to co-market the purchased products, among other things. The purchase price was $505,163 in cash, $400,000 offset by the Provider's purchase of 58,824 shares of EVC's common stock and a $95,177 noninterest-bearing note due on September 30, 1998. At December 31, 1997, EVC owed the Provider $155,163 related to this transaction and $153,186 for additional purchases which are included in accounts payable and accrued expenses in the accompanying financial statements.

     Between January 1998 and April 1998, EVC received gross proceeds of $1,072,500 from the issuance of 195,000 shares of common stock and warrants, expiring in 2003, to purchase 78,000 shares of common stock at $6.00 per share. As of December 31, 1997, EVC had received subscriptions for an aggregate of $690,000 to purchase 125,000 shares of common stock and warrants, expiring in 2003, to purchase 50,200 shares of common stock. The $690,000 was received by EVC by January 13, 1998. Transaction costs incurred in connection with this private placement were approximately $99,000. Additionally, warrants to purchase 51,752 shares of common stock for $6.00 per share were issued as a finder's fee in connection with these transactions.

                      EDUCATIONAL VIDEO CONFERENCING INC.

7. STOCKHOLDERS' EQUITY:--(CONTINUED)

     In March 1998, in connection with the employment of a vice-president, EVC issued options to purchase 50,000 shares of common stock. The options vest ratably over 10 years with exercise prices ranging from $20.00 per share to $40.00 per share.

     Between May and August 1998, EVC received gross proceeds of $4,000,000 for the issuance of 533,334 shares of common stock. The transaction costs incurred in connection with this private placement were approximately $400,000 and the issuance to a finder of warrants, expiring in 2003, to purchase 25,000 shares of common stock at $12.00 per share.

     In October 1998, the board of directors of EVC adopted an incentive plan in which 356,000 shares of common stock have been reserved for future issuance through September 30, 2008. The plan provides for grants of incentive stock options, nonqualified stock options and shares of common stock to employees, nonemployee directors and others. The option price cannot be less than the fair market value of the shares of the incentive stock options at the date of grant. Vesting of options and stock awards and certain other conditions are determined by, or a committee appointed by, the board of directors. To date, no options have been granted under this plan.

     The following table represents the warrants outstanding as of December 31, 1997 and 1998:

                                                                                                      WARRANTS
                                                                                                    OUTSTANDING
                                                                                    EXERCISE        DECEMBER 31,
                                                                                    PRICE PER    ------------------
EXPIRATION DATE                                                                     WARRANT       1997       1998
---------------------------------------------------------------------------------   ---------    -------    -------
August 2002......................................................................    $  4.00       5,500      5,500
October 2002.....................................................................       4.00     100,000    100,000
October 2002.....................................................................      20.00      50,000     50,000
December 2002....................................................................       4.00      18,000     18,000
January 2003.....................................................................       6.00      86,252     88,252
February 2003....................................................................       6.00          --     37,500
April 2003.......................................................................       6.00          --     12,000
August 2003......................................................................      12.00          --     25,000
Six years from IPO...............................................................       2.00      11,500     11,500
Six years from IPO...............................................................       5.44      37,500     37,500
                                                                                     -------     -------    -------
                                                                                                 308,752    385,252
                                                                                                 -------    -------
                                                                                                 -------    -------

     The following table summarizes information for options currently outstanding and exercisable at December 31, 1998:

                                                                                                        OPTIONS
                                                                     OPTIONS OUTSTANDING              EXERCISABLE
                                                               --------------------------------    ------------------
                                                                           WTD.-        WTD.-                 WTD.-
                                                                            AVG.        AVG.                  AVG.
                          EXERCISE                                        REMAINING    EXERCISE              EXERCISE
                        PRICE RANGE                            NUMBER       LIFE        PRICE      NUMBER     PRICE
------------------------------------------------------------   -------    ---------    --------    ------    --------
$ 4.80......................................................    15,000     10 yrs.      $ 4.80        --          --
$ 7.00......................................................   100,000      7 yrs.      $ 7.00     12,500     $ 7.00
$20.00--40.00...............................................    50,000     10 yrs.      $30.00        --          --
                                                               -------     -------      ------     ------     ------
$ 4.80--40.00                                                  165,000      8 yrs.      $13.76     12,500     $ 7.00
                                                               -------     -------      ------     ------     ------
                                                               -------     -------      ------     ------     ------

     EVC has elected, in accordance with the provisions of SFAS No. 123, to apply the current accounting rules under APB Opinion No. 25 and related interpretations in accounting for stock options and, accordingly, has presented the disclosure-only information as required by SFAS No. 123. If EVC had elected to recognize compensation cost

                      EDUCATIONAL VIDEO CONFERENCING INC.

7. STOCKHOLDERS' EQUITY:--(CONTINUED)

based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, EVC's net loss and net loss per common share would approximate the pro forma amounts shown in the following table.

                                                                                   MARCH 4, 1997
                                                                                   (DATE OF INCEPTION)     YEAR ENDED
                                                                                   TO DECEMBER 31,        DECEMBER 31,
                                                                                        1997                  1998
                                                                                   -------------------    ------------
Reported net loss...............................................................        $(722,122)        $ (2,728,438)
                                                                                        ---------         ------------
Pro forma net loss..............................................................        $(746,018)        $ (2,805,468)
                                                                                        ---------         ------------
Reported net loss per common share..............................................        $    (.38)        $      (1.03)
                                                                                        ---------         ------------
Pro forma net loss per common share.............................................        $    (.39)        $      (1.06)
                                                                                        ---------         ------------

     The fair value of options granted (which is amortized to expense over the option vesting period in determining the pro forma impact) is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected life of options.........................................................................   7 to 10 yrs.
                                                                                                    ------------
Risk-free interest rate..........................................................................   5.6% to 6.7%
                                                                                                    ------------
Expected volatility..............................................................................            N/A
                                                                                                    ------------
Expected dividend yield..........................................................................             --
                                                                                                    ------------

     The weighted-average fair value of options granted is as follows:

                                                                                    MARCH 4, 1997
                                                                                    (DATE OF INCEPTION)    YEAR ENDED
                                                                                    TO DECEMBER 31,        DECEMBER 31,
                                                                                        1997                  1998
                                                                                    -------------------    ------------
Fair value of each option granted................................................         $  1.59            $   1.54
Total number of options granted..................................................          15,000             150,000
                                                                                          -------            --------
       Total fair value of all options granted...................................         $23,896            $231,089
                                                                                          -------            --------
                                                                                          -------            --------

     In accordance with SFAS No. 123, the weighted-average fair value of stock options granted is required to be based on a theoretical statistical model using the preceding Black-Scholes assumptions. In actuality, because EVC's incentive stock options do not trade on a secondary exchange, employees can receive no value or derive any benefit from holding stock options under these plans without an increase in the market price of EVC. Such an increase in stock price would benefit all stockholders commensurately.

8. INITIAL PUBLIC OFFERING AND GOING CONCERN:

     The accompanying financial statements have been prepared assuming EVC will continue as a going concern. EVC has had limited revenue, little working capital, recurring losses and an accumulated deficit that raise substantial doubt about EVC's ability to continue as a going concern.

     EVC is in the process of filing a registration statement on Form SB-2 under the Securities Act of 1933. The registration statement contemplates an IPO of common stock having a value of approximately $13,200,000 to $15,600,000.

     Management believes that the successful completion of the proposed IPO will allow EVC to continue as a going concern. If the proposed IPO is not successfully completed or additional financing cannot be obtained, EVC would be materially and adversely affected and there is substantial doubt about EVC's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if EVC is unable to continue as a going concern.

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

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

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

================================================================================

     YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Prospectus Summary.............................      2
Risk Factors...................................      5
Use of Proceeds and Plan of Operations.........     11
Dividend Policy................................     12
Capitalization.................................     13
Dilution.......................................     14
Selected Financial Information.................     15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................     16
Business.......................................     19
Management.....................................     27
Certain Transactions...........................     33
Principal Stockholders.........................     35
Description of Capital Stock...................     36
Shares Eligible for Future Sale................     37
Underwriting...................................     39
Legal Matters..................................     40
Experts........................................     40
Index to Financial Statements..................    F-1

                            ------------------------

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL MARCH 20, 1999, ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
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                                1,200,000 SHARES

                                    [LOGO]

                               EDUCATIONAL VIDEO
                               CONFERENCING, INC.

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                               PRIME CHARTER LTD.

                               FEBRUARY 23, 1999


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